[redacted]

14005016

No Act
PE 12/12/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSIO
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

JAN 06 2014

Washington, DC 20549

January 6, 2014

Jared M. Brandman
The Coca-Cola Company
jbrandman@coca-cola.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 1-6-14

Re: The Coca-Cola Company
Incoming letter dated December 12, 2013

Dear Mr. Brandman:

This is in response to your letter dated December 12, 2013 concerning the shareholder proposal submitted to Coca-Cola by the National Center for Public Policy Research. We also have received a letter from the proponent dated December 31, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Justin Danhof
The National Center for Public Policy Research
jdanhof@nationalcenter.org

January 6, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Coca-Cola Company
Incoming letter dated December 12, 2013

The proposal relates to a report.

There appears to be some basis for your view that Coca-Cola may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Coca-Cola's request, documentary support indicating that it has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Coca-Cola omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Coca-Cola relies.

Sincerely,

Raymond A. Be
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

THE NATIONAL CENTER
★★★
FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

December 31, 2013

Via Email: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Stockholder Proposal of the National Center for Public Policy Research, Securities Exchange Act of 1934 – Rule 14a-8

Dear Sir or Madam,

This letter is in response to the letter of Jared M. Brandman on behalf of the Coca-Cola Company (the "Company") dated December 12, 2013, requesting that your office (the "Commission" or "Staff") take no action if the Company omits our Shareholder Proposal (the "Proposal") from its 2014 proxy materials for its 2014 annual shareholder meeting.

RESPONSE TO COCA-COLA's CLAIMS

The Company makes many material misrepresentations concerning our Proposal in its no-action request. The Company is in possession of the ownership documents needed to verify that the National Center for Public Policy Research is indeed a shareholder that is eligible to submit a proposal to the Company. This issue is now moot. The Company strains to claim they have substantially implemented our Proposal, yet nowhere in its accompanying documentation does the Company supply the primary information our Proposal seeks – an accounting of political and electioneering donations that are incongruous with the Company's stated business philosophy. To cover for its lack of documentation, the Company impermissibly writes that language right out of our Proposal. The Company may have an expansive list of its political donations, but that is not what the Proposal requests. Finally, the Staff has already ruled that a nearly identical proposal to ours was not vague.

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

The Company has the burden of persuading the Staff that is may exclude our Proposal from its 2014 proxy materials. Staff Legal Bulletin No. 14 (CF) (July 13, 2001) ("SLB 14"). For the following reasons, the Company has fallen short of this burden.

The Company May Not Exclude the Proposal Under Rule 14a-8(b) and Rule 14a-8(f)(1) Because the Company is in Possession of the Ownership Documents, Confirming that the Proponent is Indeed a Company Shareholder Eligible to Submit a Proposal

The facts are not in dispute. The Proposal was sent to the Company on November 8, 2013. On November 14, 2013, the Company requested proof of ownership. We contacted our broker and received the proper ownership materials on November 19, 2013. Due to an internal office clerical error, those materials were not sent. The Proponent was operating under the assumption that the ownership documents were sent to the Company via email on November 19, 2013. On December 12, 2013, the Company sent its no-action request indicating it had not received the ownership documentation. Within that same afternoon, we submitted the documentation via email to the Company. The Company confirmed receipt. Coca-Cola has certainly had enough time to validate our ownership materials.

As General Counsel of the National Center for Public Policy Research, I called Mr. Brandman to immediately inform him that we were operating under the assumption that our ownership materials were sent on November 19, 2013. We discovered that due to an internal clerical error, the information was not sent, and immediately corrected the problem. In our conversation, Mr. Brandman evinced that the Company would evaluate our documents and consider making an allowance by dropping the Rule 14a-8(b) and Rule 14a-8(f)(1) sections from their no-action request. By a phone call on December 17, 2013, the Company officially refused to remove the Rule 14a-8(b) and Rule 14a-8(f)(1) portion of their no-action request.

The Commission's Permissive Language and Legal Guidance Provide Latitude Allowing Shareholders to Correct Ownership Deficiencies – Even Well Into the No-Action Process

The Commission's guidance clearly favors allowing proponents to correct procedural errors in shareholder submissions. In fact, well into the no-action process, the Commission allows proponents to fix proposal errors to draw them into compliance with Commission rules. Specifically, the Commission's guidance states that the Staff can afford a proponent additional time to submit ownership documents. *See* Staff Legal Bulletin No. 14 (CF) (July 13, 2001) ("our no-action response may afford the shareholder seven days to provide documentation demonstrating that he or she satisfies the minimum ownership requirements contained in rule 14a-8(b)").

Furthermore, there is no Commission mandate allowing the Company to automatically exclude the Proposal for our alleged failure to cure a defect within the 14-day window.

According to the Commission, "[f]ailure to cure the defect(s) or respond in a timely manner *may* result in exclusion of the proposal." SLB 14 (emphasis added). The Commission's guidance is clear that failure to cure a defect is not a *sine qua non* leading to automatic exclusion. The Commission intentionally chose to use the permissive "may" rather than absolute, mandatory terms such as "shall" or "must."

The Company cites to a litany of Commission decisions that are simply irrelevant to, and distinguishable from, the present matter. For example, the Company cites *Peregrine Pharmaceuticals, Inc.* (avail. July 15, 2013) for the proposition that it may exclude our Proposal on procedural grounds. However, in that case, the proponent provided evidence that merely showed that he owned the company's stock for three months – well short of being held continuously for one year prior to submission as the Staff requires. The proponent also failed to make a declarative statement that he intended to hold the shares through the date of the Company's next annual shareholder meeting. Our ownership evidence is clear and unequivocal that the National Center for Public Policy Research has continuously held Coca-Cola shares in excess of $2,000 for substantially more than one full year prior to our submission, continues to hold said shares and intends to hold them through the date of Coca-Cola's next annual meeting. (See Exhibit A). *Peregrine Pharmaceuticals, Inc.* is of no moment.

The Company also cites *Cisco Systems, Inc.* (avail. July 11, 2011) to persuade the Staff that our ownership submission is invalid. Here, again, the decision has no bearing on our Proposal. In *Cisco Systems*, the proponent failed to verify that he had owned the shares for a year prior to submission and that he intended to hold the shares through the date of the company's next annual meeting. Again, our ownership documents contain no such deficiencies.

In this present no-action contest, the Staff has already gone out of its way to allow the Company to correct deficiencies in its no-action request. The Company initially submitted its no-action request with impermissible confidentiality language. The Staff alerted the Company to the deficiency, and allowed the Company to correct its submission. We are simply asking the Staff to extend to us – the shareholder – the same type of courtesy it has offered to the Company.

Our intent was clearly to provide the Company with the documentation on November 19, 2013. The failure to do so was ours and we corrected it literally within minutes of discovering the issue. However, at this point, with all the proper documentation, the failure to follow the clear letter and spirit of the Commission's guidance by accepting those documents rests with the Company.

A copy of our ownership documents is attached as "Exhibit A."

Accordingly, the Proposal may not be omitted under Rule 14a-8(b) and Rule 14a-8(f)(1).

The Proposal Cannot Be Excluded Under Rule 14a-8(i)(10) Because the Company Has Not Implemented Our Proposal in Any Meaningful Sense, and its Supposed Prior Implementation of the Proposal is Woefully Wanting

Under Rule 14a-8(i)(10), a company may exclude a shareholder proposal if it can meaningfully demonstrate that "the company has already substantially implemented the proposal." Rule 14a-8(i)(10) exclusion is "designed to avoid the possibility of shareholders having to consider matters which already have been *favorably acted upon* by management." *See Exchange Act Release* No. 12598 (regarding predecessor to Rule 14a- 8(i)(10)) (Emphasis added). A company can be said to have "substantially implemented" a proposal where its "policies, practices and procedures compare favorably with the guidelines of the proposal." *See Texaco, Inc.* (March 8, 1991).

In the Company's own words, "substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective." (Citations omitted). The Proposal's central objective is for the Company to provide an account and reckoning to its shareholders, in an annual report, that explains the rationale for any lobbying, electioneering or political contribution that is incongruous with the Company's corporate values. The Company has never provided such a report, and is actively – in opposing the Proposal – working to make sure that one never sees the light of day.

The Company has Not Come Close to Implementing our Proposal and Instead Attempts to Remove the Entire Crux of the Resolved Section in Order to Avoid Having to Implement it.

Abraham Lincoln once asked: "How many legs does a dog have if you call the tail a leg? Four. Calling a tail a leg doesn't make it a leg." The Company looked at our Proposal, didn't like what it saw, and effectively chose to call the tail a leg. In doing so, the Company impermissibly seeks to omit the central premise from our Proposal. It is not its right to do so. The Company two-steps the thrust of our Proposal by claiming:

> The Contribution Reports substantially implement the Proposal's second request to prepare an annual report to shareholders "listing any lobbying, electioneering or political contribution expenditure during the prior year, identifying any contribution that is incongruous with the Company's corporate values and stating the justification for any such exceptions." As can be seen in the Contribution Reports attached as Exhibit B, the Company already provides annual reports (along with more frequent reports) that include detailed information on political contributions, lobbying efforts and trade association memberships. Since, as described above, the Contributions Policy requires all expenditures to be "consistent with the interests and values

> of our Company, our overall business system, the non-alcoholic beverage industry and the communities in which we operate," the Proposal's request that the report identify and explain any contribution that is incongruous with the Company's corporate values is not applicable.

The Company is simply wrong to say that no contributions fall outside of stated Coca-Cola policies. If this were the case, how were we able to provide multiple examples – including donations to President Barack Obama and state-level SNAP lobbying issues – in our Proposal that is limited to 500 total words? Our Proposal puts the truth to the lie that the Company never makes contributions that are incongruous with its stated policies.

Regarding President Obama, we noted that:

> Coca-Cola states that, "[t]he Company advocates for choice and opposes discriminatory tax policies that single out certain beverages." Yet the Obama White House nearly added a targeted tax on "sugar-sweetened" drinks in order to fund the Affordable Care Act. It also funded through the stimulus a $230 million initiative called "Communities Putting Prevention to Work" that encouraged 25 local municipalities to, among other initiatives, change "relative prices of healthy vs. unhealthy items." An obvious way to do so is to impose new or increased taxes on certain beverages. (Citations omitted).

The Company language is clear and unequivocal. It is taken directly from the "Public Policy Engagement" section of Coca-Cola's website. This is the same section of its website the Company now claims proves that it has substantially implemented our Proposal.

The Company claims:

> The Public Policy Engagement page of the Company's website provides the Company's shareholders and other interested stakeholders with direct access to the Contributions Policy, the Contribution Reports and other information regarding the Company's and its affiliated PACs lobbying, political and electioneering expenditures. The Contribution Policy provides the framework governing the Company's and its affiliated PACs political contributions, lobbying activities and trade association memberships. Importantly, the "Public Policy Agenda Alignment" section of the Contributions Policy clearly describes the factors required to be considered *prior to the Company and its affiliated PACs making any lobbying,*

> *political and electioneering expenditures*. (Emphasis added).

The "Public Policy Engagement" webpage and the "Public Policy Agenda Alignment" section are well and good. But in these *prior* evaluations, exceptions can be – and indeed our short 500-word Proposal proves that they are being – made.

The Company essentially re-wrote our Proposal, by attempting to nullify its central tenet, because it is clear it has not implemented what we are seeking. The Company's re-cast of our Proposal is in itself an admission that Coca-Cola has not implemented our Proposal. If the Company truly believed it had implemented our Proposal – as we wrote it – Coca-Cola would have left it as is and provided requisite evidence to the affirmative. In fact, no such evidence exists.

We ask that the Staff consider our Proposal in the plain language in which we wrote it, and disregard the Company's attempt to truncate its true intent.

We welcome the day the Company implements our Proposal. Today is not that day.

The Company has not meaningfully demonstrated, in any manner, that it "has already substantially implemented the [P]roposal." Therefore, it may not exclude our Proposal under Rule 14a-8(i)(10).

The Proposal is Neither Vague Nor Indefinite as the Staff Has Previously Determined that a Nearly Identical Proposal Was Clear and Easily Understandable

After spending more than four pages and thousands of words describing in detail how Coca-Cola has supposedly already implemented our Proposal, the Company suggests that, somehow, the Proposal is – at the same time – so vague that the Company could not possibly understand what it means, much less implement it. The Company sells itself short. The contradictory nature of these competing claims aside, the Staff has already ruled that another proposal – that contains nearly identical language and reaches the same exact outcome as our Proposal – was clear and understandable.

Under Rule 14a-8(i)(3), a proposal can be excluded if "the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (CF) (September 15, 2004) ("SLB 14B").

Our Proposal is nearly identical to the proponent's proposal in *Western Union Co.* (avail. March 14, 2013). In that instance, the proposal's resolved section stated:

> Resolved: Shareholders request that the Board of Directors create and implement a policy requiring consistent

> incorporation of corporate values as defined by Western Union's stated policies (including Our Values, Corporate Citizenship, Corporate Governance and especially Our Code of Conduct) into Company and WUPAC political and electioneering contribution decisions, and to report to shareholders at reasonable expense and excluding confidential information on a quarterly basis, listing any electioneering or political contribution expenditures during the prior quarter, identifying any contributions that raised an issue of incongruency with corporate values, and stating the justification for any such exceptions.

In that case, the company sought to exclude the proposal pursuant to Rule 14a-8(i)(3) as impermissibly vague. However, the Staff rejected that assertion, noting that, "[w]e are unable to concur in your view that Western Union may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Western Union Co.* (avail. March 14, 2013).

Like *Western Union*, our Proposal's resolved section states:

> Shareholders request that the Board of Directors create and implement a policy requiring consistent incorporation of corporate values as defined by Coca-Cola's stated policies (including Public Policy Engagement and Code of Business Conduct) into the Company and its affiliated PACs lobbying, political and electioneering expenditures. The Board should authorize the preparation of an annual report to shareholders, at reasonable expense and excluding confidential information, listing any lobbying, electioneering or political contribution expenditure during the prior year, identifying any contribution that is incongruous with the Company's corporate values and stating the justification for any such exceptions.

The two proposals are nearly identical. The primary difference between the two proposals is that the *Western Union* proposal called for the Company to list political contributions, and then to note those that were incongruous with stated company policy. We did not ask Coca-Cola for a basic list of donations since we recognize that the Company provides as much on its website. We are asking the Company to take the same additional step as the proponent in *Western Union* did by pinpointing those specific contributions that are incompatible with stated Company policies and providing an explanation for the behavior.

The remaining difference is mechanical (we ask for an annual report, the *Western Union* proponent sought a quarterly report). Indeed, the *Western Union* proposal is arguably more far-reaching than ours in that respect.

Our ask of the Company is *de minimus* in comparison. The Company already lists its political and electioneering contributions on its website. That is not in dispute. Our Proposal merely asks the Company to identify those contributions that are incompatible with the Company's stated corporate values. The Company may have very clear and above-board reasons for such donations – we simply ask that the Company share those rationales with the shareholders.

The Company next argues that the Proposal's language is so ambiguous that shareholders couldn't possibly figure out what they are voting for. Ignoring the Company's derisive view of its shareholders' sophistication, the Staff has already ruled that the supposed uncertain language is indeed certain.

The Company claims: "The Proposal's use of certain ambiguous language provides for alternate interpretations but fails to provide sufficient guidance as to how the ambiguities should be resolved. Specifically, the phrase 'create and implement a policy requiring consistent incorporation of corporate values as defined by Coca-Cola's stated policies (including Public Policy Engagement and Code of Business Conduct).'" The Company specifically rejects to the word "including" noting that "use of the word 'including' when referring to two Company policies adds to the ambiguity and likelihood of alternate interpretations. Using 'including' means that a list is non-exclusive."

In *Western Union*, the Proponent's resolved clause stated: "Shareholders request that the Board of Directors create and implement a policy requiring consistent incorporation of corporate values as defined by Western Union's stated policies (*including* Our Values, Corporate Citizenship, Corporate Governance and especially Our Code of Conduct)." (Emphasis added). That proposal and ours both use "included" and should be subjected to the same treatment from the Staff.

The company in *Western Union* also argued that the proposal was excludable since it was subject to multiple interpretations. The Staff disagreed. It is that simple.

The Staff decided *Western Union* in March 2013. The crux of that Proposal and ours is identical. Precedent and consistency require that the Staff not allow the Company to exclude our Proposal under Rule 14a-8(i)(3).

The Proposal Should Not be Excluded, because Doing So would Flout the Commission's Mission and Policy Regarding Corporate Transparency.

The Commission's Mission Statement is clear: "The mission of the U.S. Securities and Exchange Commission is to protect investors, maintain fair, orderly, and efficient markets, and facilitate capital formation." *The Investor's Advocate: How the SEC*

Protects Investors, Maintains Market Integrity, and Facilitates Capital Formation," U.S. Securities and Exchange Commission. The Commission has long maintained that corporate transparency is one of the best – if not the best – way to protect investors. Our Proposal is nothing more than a call for transparency.

In seeking to exclude our Proposal, Coca-Cola actively seeking to hide important information from it shareholders. The Commission should not reward this behavior.

In a January 2009 office-wide staff report, the Commission renewed its focus on transparency, declaring:

> As the Commission moves into its 75th year, it faces new challenges to increase transparency. Now in the midst of turmoil in the world's capital markets, the Commission has the opportunity to demonstrate the leadership it has provided since its founding in 1934. The Commission should lead the way in fostering greater transparency for investors. *Toward Greater Transparency: Modernizing the Securities and Exchange Commission's Disclosure System*, U.S. Securities and Exchange Commission, January 2009.

The Commission should reject the Company's efforts to block our Proposal. In doing so, the Commission can reassert its goal for increased transparency and reaffirm its mission.

Conclusion

Based upon the analysis set forth above, we respectfully request that the Staff reject Coca-Cola's request for a no-action letter concerning our Proposal.

A copy of this correspondence has been timely provided to the Company. If I can provide additional materials to address any queries the Staff may have with respect to this letter, please do not hesitate to call me at 202-543-4110.

Sincerely,

Justin Danhof, Esq.

cc: Jared M. Brandman, Coca-Cola

Exhibit "A"

THE NATIONAL CENTER
FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

Via Email: jkamenz@coca-cola.com

November 19, 2013

Ms. A. Jane Kamenz
Securities Counsel
The Coca-Cola Company
One Coca-Cola Plaza
Atlanta, GA 30301

Dear Ms. Kamenz,

Enclosed please find a Proof of Ownership letter from UBS Financial Services Inc. in connection with the shareholder proposal (Electioneering and Lobbying Philosophy Report) submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations by the National Center for Public Policy Research on November 8, 2013.

Sincerely,

Justin Danhof, Esq.

Enclosure: Proof of Ownership

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

UBS

UBS Financial Services Inc.
1501 K Street NW, Suite 1100
Washington, DC 20005
Tel 202-585-4000
Fax 202-585-5317
800-382-9989

www.ubs.com

November 19, 2013

Office of the Secretary
The Coca-Cola Company
P.O. Box 1734
Atlanta, Georgia 30301

Dear Sir or Madam,

UBS holds 90 shares of Coca-Cola (the "Company") common stock beneficially for the National Center for Public Policy Research, the proponent of the shareholder proposal submitted to Coca-Cola in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The shares of the Company stock have been beneficially owned by the National Center for Public Policy Research for more than one year prior to the submission of its resolution. The shares were purchased on April 25, 2012, and UBS continues to hold the said stock.

If you should have any questions regarding this matter, please give me a call. My telephone number is 202-585-5368.

Sincerely,

Steve Brinckhaus
Registered Client Service Associate
UBS Financial Services Inc.

cc: Justin Danhof, Esq., National Center for Public Policy Research

UBS Financial Services Inc is a subsidiary of UBS AG.

Jared M. Brandman
Securities Counsel
Office of the Secretary
Email: jbrandman@coca-cola.com

P.O. Box 1734
Atlanta, GA 30301
(404) 676-2749
Fax: (404) 598-2749

Rule 14a-8(b)/Rule 14a-8(f)(1)
Rule 14a-8(i)(10)
Rule 14a-8(i)(3)

December 12, 2013

BY E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Coca-Cola Company – Notice of Intent to Omit from Proxy Materials Shareholder Proposal Submitted by National Center For Public Policy Research

Ladies and Gentlemen:

The Coca-Cola Company, a Delaware corporation (the "Company"), submits this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal and related supporting statement (the "Proposal") received from the National Center For Public Policy Research (the "Proponent") from its proxy materials for its 2014 Annual Meeting of Shareowners (the "2014 Proxy Materials"). The Proposal was received by the Company on November 8, 2013. The Company requests confirmation that the Division of Corporation Finance (the "Staff") will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from its 2014 Proxy Materials in reliance on the provisions of Rule 14a-8(i) under the Exchange Act described below.

A copy of the Proposal and all related correspondence with the Proponent is attached as Exhibit A.

In accordance with *Staff Legal Bulletin No. 14D* (November 7, 2008), this letter and its attachments are being e-mailed to the Staff at shareholderproposals@sec.gov. A copy of this letter and its attachments are simultaneously being sent to the Proponent as notice of the Company's intent to omit the Proposal from the 2014 Proxy Materials as required by Rule 14a-8(j). Pursuant to

Rule 14a-8(k) and Section E of SLB No. 14D, the Company requests that the Proponent concurrently provide to the undersigned a copy of any correspondence that is submitted to the Commission or the Staff in response to this letter.

The Company currently intends to file its definitive 2014 Proxy Materials with the Commission on or about March 6, 2014 and this letter is being sent to the Staff more than 80 calendar days before such date in accordance with Rule 14a-8(j).

The Proposal[1]

The Proposal states:

> **Resolved:** Shareholders request that the Board of Directors create and implement a policy requiring consistent incorporation of corporate values as defined by Coca-Cola's stated policies (including Public Policy Engagement and Code of Business Conduct) into the Company and its affiliated PACs lobbying, political and electioneering expenditures. The Board should authorize the preparation of an annual report to shareholders, at reasonable expense and excluding confidential information, listing any lobbying, electioneering or political contribution expenditure during the prior year, identifying any contribution that is incongruous with the Company's corporate values and stating the justification for any such exceptions.

Basis for Exclusion

The Company hereby respectfully requests that the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials pursuant Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the requisite proof of continuous stock ownership in response to the Company's proper request for that information.

In addition, the Company believes that the Proposal may be excluded from the 2014 Proxy Materials pursuant to:

- Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal; and
- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

---

[1] The entire Proposal, including the introductory and supporting statements to the Proposal, is set forth in Exhibit A to this letter.

Analysis

The Proposal Is Excludable Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponent Failed To Provide The Information Necessary To Determine Its Eligibility To Submit A Shareholder Proposal In Response To The Company's Request For This Information

As indicated above, the Company received the Proposal on November 8, 2013. The Proposal contained no documentation regarding the Proponent's ownership of any Company common stock. The Proponent's letter stated only that the Proponent "has continuously owned Coca-Cola stock with a value exceeding $2,000 for a year prior to and including the date of this Proposal and which intends to hold these shares through the date of the Company's 2014 annual meeting of shareholders." The letter also stated that "[a] Proof of Ownership letter is forthcoming and will be delivered to the Company." The Company reviewed its stock records, which did not indicate that the Proponent was the record owner of any shares of Company securities.

Having not received anything further from the Proponent, on November 14, 2013, which was within 14 calendar days of the Company's receipt of the Proposal, the Company sent a letter (the "Deficiency Notice") via certified mail notifying the Proponent of the requirements of Rule 14a-8, and how the Proponent could remedy the deficiencies associated with the Proposal—specifically, that the Proponent provide the required information necessary to prove the Proponent's eligibility to submit a shareholder proposal in accordance with Rule 14a-8(b). The delivery receipt of the Deficiency Notice (the "Delivery Receipt") confirmed the delivery of the Deficiency Notice on November 18, 2013. A copy of the Deficiency Notice and the Delivery Receipt is included in Exhibit A. The Proponent did not respond to the Deficiency Notice by providing the requisite proof of ownership by December 2, 2013, the 14th calendar day following the receipt of the Deficiency Notice. In fact, the Proponent never responded to the Deficiency Notice.

The Company may exclude the Proposal under Rule 14a-8(f)(l) because the Proponent failed to substantiate his eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) of the Exchange Act requires that, to be eligible to submit a proposal for a company's annual meeting, a shareholder must (i) have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date such shareholder submits the proposal and (ii) continue to hold those securities through the date of the meeting.

Staff Legal Bulletin No. 14 specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). See Section C.l.c, Staff Legal Bulletin No. 14 (July 13, 2001). Under Rule 14a-8(b)(2), if a proponent is not a registered shareholder of a company and has not made a filing with the Commission detailing the proponent's beneficial ownership of shares in the company (as described in Rule 14a-8(b)(2)(ii)), such proponent has the burden to prove that he meets the beneficial ownership requirements of Rule 14a-8(b)(1) by submitting to the Company (i) a written statement from the "record" holder of the securities verifying that, at the time the proponent submitted the proposal, the proponent continuously held the requisite amount of such securities for at least one year, and (ii) the proponent's own written statement that he intends to continue to hold such securities through the date of the meeting. If the proponent fails to provide such proof of ownership at the time the proponent submits the proposal, the company must notify the proponent in writing of such deficiency within 14 calendar days of receiving the proposal. A proponent's response to such notice of deficiency must be postmarked or transmitted electronically to the company no later than 14 days from the date the proponent receives the notice of deficiency.

The Staff has consistently concurred that a stockholder proposal may be excluded from a company's proxy materials when the proponent has failed to provide satisfactory evidence of eligibility to submit the shareholder proposal in accordance with Rule 14a-8(b) and Rule 14a-8(f)(l). See Peregrine Pharmaceuticals, Inc. (avail. July 15, 2013) (concurring with the exclusion of a shareholder proposal under Rule 14a-8(b) and Rule 14a-8(f) and noting that "proponent appears not to have responded to Peregrine's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)"); Union Pacific Corp. (avail. Jan. 29, 2010); Cisco Systems, Inc. (avail. July 11, 2011); J.D. Systems, Inc. (avail. March 31, 2011); Amazon.com, Inc. (avail. March 29, 2011) and Time Warner Inc. (avail. February 19, 2009); Time Warner Inc. (avail. Feb. 19, 2009); Alcoa Inc. (avail. Feb. 18, 2009); Qwest Communications International, Inc. (avail. Feb. 28, 2008); Occidental Petroleum Corp. (avail. Nov. 21, 2007); General Motors Corp. (avail. Apr. 5, 2007); Yahoo! Inc. (avail. Mar. 29, 2007); CSK Auto Corp. (avail. Jan. 29, 2007); Motorola, Inc. (avail. Jan. 10, 2005); Johnson & Johnson (avail. Jan. 3, 2005); Agilent Technologies (avail. Nov. 19, 2004); Intel Corp. (avail. Jan. 29, 2004); and Moody's Corp. (avail. Mar. 7, 2002).

As described above, the Proponent failed to provide timely documentary evidence of its eligibility to submit a shareholder proposal in response to the Company's proper and timely Deficiency Notice. Accordingly, the Proposal may be excluded under Rule 14a-8(b) and Rule 14a-8(f)(l).

The Proposal Is Excludable Pursuant To Rule 14a-8(i)(10) Because The Company Has Substantially Implemented The Proposal

Rule 14a-8(i)(10) permits a company to exclude a proposal from its proxy materials if the company "has already substantially implemented the proposal." In 1983, the Commission adopted the current interpretation of the exclusion, noting that for a proposal to be omitted as moot under this rule, it need not be implemented in full or precisely as presented:

> "In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) [the predecessor provision to Rule 14a-8(i)(10)] only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.' While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose." Release No. 34-20091 (August 16, 1983) (the "1983 Release").

The 1998 amendments to the proxy rules reaffirmed this position. See Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998).

The Commission has stated that the general policy underlying the substantially implemented basis for exclusion under Rule 14a-8(i)(10) is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Release No. 34-12598 (July 7, 1976) (the "1976 Release"). Furthermore, the Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." See Texaco, Inc. (avail. March 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. See Target Corporation (avail. March 26, 2013); Exelon Corp. (avail. February 26, 2010); Anheuser-Busch Cos., Inc. (avail. January 17, 2007); ConAgra Foods, Inc. (avail. July. 3, 2006); Johnson & Johnson (avail. February 17, 2006); Talbots Inc. (avail. April 5, 2002); and Masco Corp. (avail. March 29, 1999).

Further, Rule 14a-8(i)(10) permits exclusion of a shareholder proposal when a company has already substantially implemented the essential objective of the proposal, even when the manner by which a company implements the proposal does not correspond precisely to the actions sought by the shareholder proponent. Differences between a company's actions and a shareholder proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective. See 1983 Release. See also Target Corporation (avail. March 26, 2013) (allowing exclusion under Rule 14a-8(i)(10) of a shareholder proposal requesting that the company study and report on the feasibility of adopting a policy prohibiting the use of treasury funds for direct and indirect political contributions based on actions taken by the company as presented in company reports and on the company's website); The Coca-Cola Company (avail. January 25, 2012) (allowing exclusion under Rule 14a-(8)(i)(10) of a shareholder proposal requesting the preparation of a report on the use of a particular chemical based on materials posted on the Company's public website and filings); Exelon Corp. (avail. February 26, 2010) (allowing exclusion under Rule 14a-8(i)(10) of a shareholder proposal requesting a report on political contributions where the company had a policy governing contributions and would prepare a report of contributions made to trade associations); Exxon Mobil Corp. (avail. Mar. 23, 2009) (allowing exclusion under Rule 14a-8(i)(10) of a shareholder proposal requesting a report on political contributions and trade association payments where the company prepared a report even though the proponent argued the report dealt only minimally with trade association contributions and that the report was not itemized by association); General Electric Company (avail. December 24, 2009) (allowing exclusion under Rule 14a-8(i)(10) of a shareholder proposal requesting that the company reevaluate its policy of and prepare a report regarding designing and selling nuclear reactors for the production of electrical power where the company prepared a report on nuclear energy that was available on its website); Caterpillar Inc. (avail. March 11, 2008); Wal-Mart Stores, Inc. (avail. March 10, 2008); PG&E Corp. (avail. March 6, 2008); The Dow Chemical Co. (avail. March 5, 2008); Johnson & Johnson (avail. February 22, 2008) (each allowing exclusion under Rule 14a-8(i)(10) of a shareholder proposal requesting that the company prepare a global warming report where the company had already published a report that contained information relating to its environmental initiatives); and ConAgra Foods, Inc. (avail. July 3, 2006) (allowing exclusion under Rule 14a-8(i)(10) of a shareholder proposal seeking a sustainability report where the company was already providing information generally of the type proposed to be included in the report).

The Company believes that it has already substantially implemented the Proposal for purposes of Rule 14a-8(i)(10). The Proposal can be summarized as asking the Company's Board of Directors to (1) "create and implement a policy requiring consistent incorporation of corporate values...into the Company and its affiliated PAC's lobbying, political and electioneering expenditures" and (2) "authorize the preparation of an annual report to shareholders" regarding such expenditures. [2] As described below, the Company's existing U.S. Government Advocacy and Political Contributions Policy (the "Contributions Policy") and the numerous reports and other information regarding the Company's and its affiliated Political Action Committees' ("PACs") lobbying, political and electioneering expenditures (the "Contribution Reports") are included on the Public Policy Engagement page of the Company's website (http://www.coca-colacompany.com/investors/public-policy-engagement) and directly address the underlying concerns and essential objectives of the Proposal.

The Public Policy Engagement page of the Company's website provides the Company's shareholders and other interested stakeholders with direct access to the Contributions Policy, the

[2] As described below, the Company believes that certain language in the Proposal is impermissibly vague and indefinite so as to make the entire Proposal inherently misleading in violation of Rule 14a-9. Consistent with Rule 14a-8(i)(10), the focus in this section is on the Proposal's underlying concerns and essential objectives.

Contribution Reports and other information regarding the Company's and its affiliated PACs lobbying, political and electioneering expenditures. The Contribution Policy provides the framework governing the Company's and its affiliated PACs political contributions, lobbying activities and trade association memberships. Importantly, the "Public Policy Agenda Alignment" section of the Contributions Policy clearly describes the factors required to be considered prior to the Company and its affiliated PACs making any lobbying, political and electioneering expenditures. The Contribution Reports include, among other things, (1) a report of all of the Company's and its affiliated PACs' political contributions for 2012, (2) the Company's 2012 year-end LD-203 Lobbying Contributions Report, (3) the Company's Q4 2012 federal quarterly lobbying report and (4) information about the Company's 2012 trade association memberships/payments. Similar reports including 2013 information have been or will be included on the Public Policy Engagement page when available.

The Public Policy Engagement page is easily accessed on the Investors landing page of the Company website and through the website's other navigation tools. In addition, the Corporate Governance section of the Company's 2013 Proxy Statement included a subsection entitled "Public Policy Engagement" (see page 39) which among other things, briefly described the Contribution Policy and directed readers to the Company's website for more information. A copy of the Public Policy Engagement page of the Company website, copies of the Contribution Reports referenced above and an excerpt of the Company's 2013 Proxy Statement (collectively, the "Company Website Information") are attached as Exhibit B.

The Company Website Information speaks directly to the issues raised in the Proposal and presents the precise scenario contemplated by the Commission when it adopted the predecessor to Rule 14a-8(i)(10) "to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." 1976 Release.

The Contributions Policy, and specifically the Public Policy Agenda Alignment section thereof, substantially implements the Proposal's first request to "create and implement a policy requiring consistent incorporation of corporate values as defined by Coca-Cola's stated policies...into the Company and its affiliated PAC's lobbying, political and electioneering expenditures." In pertinent part, the Public Policy Agenda Alignment section provides that "contributions may be given to political candidates and organizations whose views and work are consistent with the interests and values of our Company, our overall business system, the non-alcoholic beverage industry and the communities in which we operate..." In addition, the "Board and Management Oversight" section of the Contributions Policy states that "[o]ur public policy advocacy efforts, including all political contributions and payments to trade associations and other tax-exempt organizations, are reviewed by the Public Issues and Diversity Review Committee (the "PIDRC") of the Company's Board of Directors to ensure alignment with Company policy and our overall values." The fact that the Contributions Policy includes this Board oversight and requires that all contributions and expenditures by the Company or its affiliated PAC are aligned with the Contributions Policy and the Company's values, directly addresses this component of the Proposal's underlying concerns and essential objectives.

The Contribution Reports substantially implement the Proposal's second request to prepare an annual report to shareholders "listing any lobbying, electioneering or political contribution expenditure during the prior year, identifying any contribution that is incongruous with the Company's corporate values and stating the justification for any such exceptions." As can be seen in the Contribution Reports attached as Exhibit B, the Company already provides annual reports (along with more frequent reports) that include detailed information on political contributions, lobbying efforts and trade association memberships. Since, as described above, the Contributions Policy requires all expenditures to be "consistent with the interests and values of our Company, our overall business system, the non-alcoholic beverage industry and the communities in which we operate," the Proposal's request that the report identify and explain any contribution that is incongruous with the Company's corporate values is not applicable. Thus, the information the Proposal requests to be included in a report is already publically available in the Company Website Information, which directly addresses this component of the Proposal's underlying concerns and essential objectives.

As highlighted above, the Staff has on numerous occasions concurred with the exclusion of proposals similar to the Proposal where the company had already adopted policies and/or published information addressing the items requested in the proposal. See Target Corporation (avail. March 26, 2013); The Coca-Cola Company (avail. January 25, 2012); Exelon Corp. (avail. February 26, 2010); Exxon Mobil Corp. (avail. Mar. 23, 2009); General Electric Company (avail. December 24, 2009); Caterpillar Inc. (avail. March 11, 2008); Wal-Mart Stores, Inc. (avail. March 10, 2008); PG&E Corp. (avail. March 6, 2008); The Dow Chemical Co. (avail. March 5, 2008); Johnson & Johnson (avail. February 22, 2008); and ConAgra Foods, Inc. (avail. July 3, 2006). In addition, Staff precedent indicates that such company reports need not be of any set minimum length in order for no action relief to be granted. See Aetna Inc. (avail. March 27, 2009) (concurring with the exclusion of a proposal requesting a report on company responses to concerns regarding gender and insurance where the company published a three-page policy paper on the subject).

Accordingly, the Proposal may be excluded under Rule 14a-8(i)(10) as substantially implemented.

The Proposal Is Excludable Pursuant To Rule 14a-8(i)(3) Because It Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading In Violation Of Rule 14a-9

Under Rule 14a-8(i)(3), a shareholder proposal may be excluded from a company's proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in a company's proxy materials. The Staff has recognized that a proposal may be excluded pursuant to Rule 14a-8(i)(3) if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004). In applying the inherently vague and indefinite standard, the Staff has noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." See Fuqua Industries, Inc. (Mar. 12, 1991).

In particular, the Staff previously has recognized that when a proposal requests that a board of directors take action, but fails to provide sufficient guidance with respect to that request, the proposal is vague and indefinite and may be excluded under Rule 14a-8(i)(3). The Staff has consistently found that when proposals fail to adequately describe or make clear the very standard by which the company is supposed to measure its implementation of the proposal, that proposal may be excluded as vague and indefinite. This rule holds true, for example, when the proposal requests a report on political and electioneering contributions and yet fails to clarify a specified criterion for the report. See AT&T Inc. (February 16, 2010) (concurring in the exclusion of a proposal pursuant to Rule 14a-8(i)(3) that sought disclosures on, among other things, payments for "grassroots lobbying" without sufficiently clarifying the meaning of that term).

Similarly, in Yahoo! Inc. (avail. Mar. 26, 2008), the proposal requested that the board of directors establish a "new policy" of "doing business in China" with help from "China's democratic activists and human/civil rights movement." The Staff concurred with the exclusion of the proposal as vague and indefinite where the company argued that, in the absence of further guidance, "it is extremely likely that each stockholder could envision a different policy, and any 'policy' implemented by the [c]ompany could be significantly different from the actions envisioned by the stockholders voting on the [p]roposal." See also The Home Depot, Inc. (avail. March 28, 2013) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal asking the board to "take the steps necessary... to strengthen our weak shareholder right to act by written consent" even though the proposal also identified two specific written consent conditions that were intended to be included); Dell Inc. (March 30, 2012) (concurring in the exclusion of a proposal pursuant to Rule 14a-8(i)(3) that sought proxy access for shareholders who satisfied the "SEC Rule 14a-8(b) eligibility requirements" without adequately detailing those eligibility requirements and the actions required); Sprint Nextel Corp. (March 7, 2012) (same); Alaska Air Group, Inc. (avail. April 11, 2007) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal requesting that the company's board of directors "amend the company's governance documents...to assert, affirm and define the right of the owners of the company to set standards of corporate governance" where the company argued that the proposal was "sweeping in its scope and subject to multiple and differing interpretations").

The Proposal's use of certain ambiguous language provides for alternate interpretations but fails to provide sufficient guidance as to how the ambiguities should be resolved. Specifically, the phrase "create and implement a policy requiring consistent incorporation of corporate values as defined by Coca-Cola's stated policies (including Public Policy Engagement and Code of Business Conduct)" is subject to alternate interpretations and does not adequately describe or make clear the very standard which the Company would need to apply if the Proposal were to be approved and adopted. Instead of providing a specific definition of "corporate values" or referring to some kind of common definition of the term, the Proposal instead refers to "corporate values as defined by Coca-Cola's stated policies (including Public Policy Engagement and Code of Business Conduct)." The Proposal's use of the word "including" when referring to two Company policies adds to the ambiguity and likelihood of alternate interpretations. Using "including" means that a list is non-exclusive. Therefore, if a shareholder were asked to consider and vote on the Proposal, he/she would be required to locate a definition of "corporate values" in one or more of "Coca-Cola's stated policies" which means that different shareholders could come up with different meanings and therefore different policies. Since different shareholders could envision a different policy, which is the primary focus of the Proposal, and any policy implemented by the Company if it were to attempt to adopt the policy referenced in the Proposal could be significantly different from the actions envisioned by the shareholders voting on the Proposal, the entire Proposal is vague and indefinite and may be excluded under Rule 14a-8(i)(3).

In addition, the Proposal appears to ignore the fact that the Contributions Policy, which is included on the Public Policy Engagement page of the Company's website, already includes a requirement that the Company's "contributions may be given to political candidates and organizations whose views and work are consistent with the interests and values of our Company, our overall business system, the non-alcoholic beverage industry and the communities in which we operate..." Since the Contributions Policy includes a consistent standard that is required to be applied prior to any contributions or expenditures by the Company or its affiliated PAC as requested by the Proposal, and the Proposal itself references the "Public Policy Engagement" page of the Company's website, significant confusion could arise if shareholders were asked to consider and vote on the Proposal.

For all the reasons described above, the Proposal's request to prepare an annual report to shareholders that, among other things, is to identify "any contribution that is incongruous with the Company's corporate values and stating the justification for any such exceptions," is vague and indefinite under Rule 14a-8(i)(3).

The Proposal's whereas clauses and supporting statements do not resolve the vague and indefinite language in the Proposal. While the Proponent provides arguments about why it does not agree with certain contributions made by the Company and/or its affiliated PACs, including by referencing certain priority advocacy areas identified in the Contributions Policy, it does not clarify what it intended by the Proposal's reference to "corporate values as defined by Coca-Cola's stated policies."

Accordingly, the Proposal may be excluded under Rule 14a-8(i)(3) as impermissibly vague and indefinite.

Conclusion

For the reasons set forth above, the Company hereby respectfully requests confirmation that the Staff will not recommend any enforcement action to the Commission if the Proposal is excluded from the 2014 Proxy Materials. Should the Staff disagree with the conclusions set forth in this letter, the Company would appreciate the opportunity to confer with the Staff prior to the issuance of the Staff's response.

Should the Staff have any questions regarding this matter, please feel free to call me at (404) 676-2749.

Sincerely,

Jared M. Brandman
Securities Counsel

c: Justin Danhof, Esq., General Counsel, National Center For Public Policy Research
Gloria K. Bowden, The Coca-Cola Company
Mark E. Preisinger, The Coca-Cola Company

Enclosures

Exhibit A

Copy of The National Center For Public Policy Research Proposal and Correspondence

THE NATIONAL CENTER ★★★ FOR PUBLIC POLICY RESEARCH

DATE: Nov. 8, 2013 PAGES 4 (Including cover)

ATTN: Office of The Secretary

COMPANY: Coca - Cola

FAX NUMBER: 404-676-8409

FROM: Justin Danhof, Esq.

MESSAGE: Please see the attached Shareholder proposal.

RECEIVED
NOV 08 2013
Office of the Secretary

501 Capitol Court NE Washington DC 20002
(202) 543-4110 | Fax (202) 543-5975
info@nationalcenter.org

THE NATIONAL CENTER
★★★
FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

Via Email: shareownerservices@na.ko.com, and fax: (404) 676-8409

November 8, 2013

Office of the Secretary
The Coca-Cola Company
P.O. Box 1734
Atlanta, Georgia 30301

Dear Sir or Madam,

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Coca-Cola (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

I submit the Proposal as General Counsel of the National Center for Public Policy Research, which has continuously owned Coca-Cola stock with a value exceeding $2,000 for a year prior to and including the date of this Proposal and which intends to hold these shares through the date of the Company's 2014 annual meeting of shareholders.

A Proof of Ownership letter is forthcoming and will be delivered to the Company.

Copies of correspondence or a request for a "no-action" letter should be forwarded to Justin Danhof, Esq. General Counsel, National Center For Public Policy Research, 501 Capitol Court NE, Suite 200, Washington, D.C. 20002.

Sincerely,

Justin Danhof, Esq.

Enclosure: Shareholder Proposal – Electioneering and Lobbying Philosophy

Electioneering and Lobbying Philosophy Report

Whereas: Corporate electioneering and lobbying are highly controversial and should be used to enhance shareholder value and the Company's reputation.

The Securities and Exchange Commission has consistently recognized that corporate electioneering and lobbying are significant public policy issues.

Coca-Cola's lobbying expenses and political contributions often contravene Coca-Cola's stated business Public Policy Engagement philosophies.

For example, in regards to corporate taxation, the Company "advocates for tax reform that enables American-headquartered businesses to operate globally on a competitive basis with non-U.S. based companies."

Yet the Company donated to President Barack Obama's 2013 inaugural despite the fact that the U.S. corporate tax rate became the highest in the developed world during his Administration.

Furthermore, Coca-Cola states that, "[t]he Company advocates for choice and opposes discriminatory tax policies that single out certain beverages." Yet the Obama White House nearly added a targeted tax on "sugar-sweetened" drinks in order to fund the Affordable Care Act. It also funded through the stimulus a $230 million initiative called "Communities Putting Prevention to Work" that encouraged 25 local municipalities to, among other initiatives, change "relative prices of healthy vs. unhealthy items." An obvious way to do so is to impose new or increased taxes on certain beverages.

These contributions to President Obama are incongruous with the Company's stated Public Policy Engagement platforms and contradict many of the Company's core business strategies.

Furthermore, the Company's business philosophy promotes market competition, fair regulation and taxation. However, Coca-Cola has lobbied against state-level laws to limit federal Supplement Nutrition Assistance Program (SNAP) purchases to healthy food and drinks. This contradicts the Company's market-based business philosophy. SNAP funds are taxpayer dollars that are administrated by a central government.

Resolved: Shareholders request that the Board of Directors create and implement a policy requiring consistent incorporation of corporate values as defined by Coca-Cola's stated policies (including Public Policy Engagement and Code of Business Conduct) into the Company and its affiliated PACs lobbying, political and electioneering expenditures. The Board should authorize the preparation of an annual report to shareholders, at reasonable expense and excluding confidential information, listing any lobbying, electioneering or political contribution expenditure during the prior year, identifying any contribution that is incongruous with the Company's corporate values and stating the justification for any such exceptions.

Supporting Statement: As shareholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence political elections, legislation and regulation both directly and indirectly. Absent a system of accountability, Company assets could be used for objectives contrary to Coca-Cola's long-term objectives.

Coca-Cola's current lobbying and political disclosures are inadequate to allow Company shareholders an opportunity to make an objective evaluation as to why the Company lobbies for policies and donates to candidates and positions that directly contradict the Company's stated business philosophies.

The Coca-Cola Company
COCA-COLA PLAZA
ATLANTA, GEORGIA

LEGAL DIVISION

ADDRESS REPLY TO
P. O. DRAWER 1734
ATLANTA, GA 30301
404 676-2121
OUR REFERENCE NO.

November 14, 2013

By Certified Mail, Return Receipt Requested

Mr. Justin Danhof, Esq.
General Counsel
The National Center for Public Policy Research
501 Capitol Court N.E.
Suite 200
Washington, D.C. 20002

Dear Mr. Danhof:

On November 8, 2013, we received your letter dated November 8, 2013 addressed to the Office of the Secretary of The Coca-Cola Company (the "Company") in which you submitted a shareholder proposal on behalf of The National Center for Public Policy Research (the "Center") for inclusion in the Company's proxy statement for its 2014 Annual Meeting of Shareowners. A copy of this letter is attached.

Rule 14a-8(f) under the Securities Exchange Act of 1934, as amended, requires us to notify you of the following eligibility deficiency in your letter:

> You did not include any information to prove that the Center has continuously held, for the one-year period preceding and including the date you submitted its proposal to us on November 8, 2013, shares of Company Common Stock having at least $2,000 in market value or representing at least 1% of the outstanding shares of Company Common Stock as required by Rule 14a-8(b). Our records do not list the Center as a registered holder of shares of Company Common Stock. Since the Center is not a registered holder of shares of Company Common Stock, you must establish its ownership of Company stock by one of the means described in Rule 14a-8(b)(2) [Question 2] (for example if the shares are held indirectly through its broker or bank). *Staff Legal Bulletin No. 14F* (October 18, 2011) and *Staff Legal Bulletin No. 14G* (October 16, 2012) provide guidance on submitting proof of ownership.

The requested information must be furnished to us electronically or be postmarked no later than 14 days from the date you receive this letter of notification. If the Center does not do so, we may exclude its proposal from our proxy materials. For your reference, we have attached a copy of Rule 14a-8 and *Staff Legal Bulletin No. 14F* (October 18, 2011) and *Staff Legal Bulletin No. 14G* (October 16, 2012). To transmit your reply electronically, please reply to my attention at the following fax number: 404-598-2187 or e-mail at jkamenz@coca-cola.com; to reply by courier, please reply to my attention at NAT 2136, One Coca-Cola Plaza, Atlanta, Georgia 30313, or by mail to NAT 2136, P.O. Box 1734, Atlanta, Georgia, 30301.

Please do not hesitate to call me at 404-676-2187 should you have any questions. We appreciate your interest in the Company.

Very truly yours,

A. Jane Kamenz
Securities Counsel

c: Gloria Bowden
Mark Preisinger

Enclosures

Exhibit B

Company Website Information

Investors

Public Policy **Engagement**

The Coca-Cola Company (the "Company") believes in responsible corporate governance and participates in the political process to educate U.S. policymakers and help shape reasonable policies that impact our business and our more than 700,000 system associates.

The Company complies with all applicable U.S. legal requirements regarding contributions to political organizations, candidates for federal, state and local public office, ballot measure campaigns, political action committees and trade associations. The Company's engagement with these organizations and individuals is a part of our commitment to the sustainability of the communities in which we operate.

U.S. Government Advocacy and Political Contributions Policy

Political contributions and U.S. trade association memberships are overseen and approved by the Vice President of Corporate Government Affairs, and are also reviewed by the Public Issues and Diversity Review Committee (the "PIDRC") and approved by the Company's Board of Directors. All related activities, including political contributions, public policy advocacy and trade association memberships, are governed as follows:

Legal Compliance: The political activity and contributions of the Company and its affiliated Political Action Committees (PACs) are executed in compliance with all applicable U.S. laws, regulations and corresponding legal reporting requirements. To ensure compliance, all of our political contributions are reviewed and approved by Company senior government relations leaders and Company senior legal counsel.

Board and Management Oversight: Our public policy advocacy efforts, including all political contributions and payments to trade associations and other tax-exempt organizations, are reviewed by the Public Issues and Diversity Review Committee (the "PIDRC") of the Company's Board of Directors to ensure alignment with Company policy and our overall values. In addition, the PIDRC periodically reviews this Government Advocacy and Political Contributions policy to ensure its efficacy. This review is required by the Committee's charter.

Public Policy Agenda Alignment: Consistent with applicable U.S. laws and regulations, our political contributions may be given to political candidates and organizations whose views and work are consistent with the interests and values of our Company, our overall business system, the non-alcoholic beverage industry and the communities in which we operate without regard for the private political preferences of Company officers and executives. The Company will regularly update the PIDRC throughout the year on its public policy advocacy efforts, which generally align with the relevant Risk Factors that can be found in the Company's publicly-available 10-K filing with the U.S. Securities and Exchange Commission. In addition, we will provide a direct link on the Company's website to our federal lobbying disclosure reports under the U.S. Lobbying Disclosure Act, 2 U.S.C. § 1601 et seq.

Priority advocacy areas for our Company are:

- **Corporate taxation:** We are subject to income tax in the U.S. and in numerous other jurisdictions in which we generate operating revenues. The Company advocates for tax reform that enables American-headquartered businesses to operate globally on a competitive basis with non-U.S.based companies.
- **Product-specific policies, such as taxes, restrictions or regulations:** The Coca-Cola system is a major contributor to the economy through local jobs, investment, taxes and community investment. The Company advocates for choice and opposes discriminatory tax policies that single out certain beverages.
- **Environmental policy:** We have a role to play in working to use the best possible mix of energy sources, while improving the energy efficiency of our manufacturing and distribution processes. The Company advocates for fair policies that impact water quality, packaging, and ingredients/agriculture.

2012 Political Contributions and Trade Association Membership

Note: Corporations, including The Coca-Cola Company, are prohibited by law from making political contributions to any U.S. federal government officeholder or candidate. Therefore, any and all contributions noted on the 2012 charts below in support of federal officeholders or candidates were made by a Political Action Committee (PAC) affiliated with the Company. The state chart also may reflect some state and local PAC contributions.

View all of the Company's and its affiliated PACs' contributions for 2012.

View all of the Company's and its affiliated PACs' contributions for the first half of 2013.

2012 Total Giving: $2,185,835.53


Democrat: $586,850 (39%)
Republican: $1,112,236 (51%)
Other: $216,291.34 (10%)
Bank Fees: $458.19 (0.2%)

The Coca-Cola Company: $1,387,605.34


Democrat: $530,500 (38%)
Republican: $693,889 (50%)
Other*: $162,716 (12%)
Independent: $500 (0.3%)

Coca-Cola PAC: $798,230.19


Democrat: $326,350 (41%)
Republican: $418,347 (52%)
Other*: $53,075 (7%)
Bank Fees: $458.19 (0.6%)

Federal: $499,615.65


Democrat: $201,500 (40%)
Republican: $272,000 (54%)
Other*: $26,000 (5%)
Bank Fees: $1.65 (0.2%)

State: $298,614.54


Democrat: $124,850 (42%)
Republican $146,347 (49%)
Other*: $27,075 (9%)
Bank Fees: $342.54 (.1%)

Public Disclosure: Our Company supports public transparency relating to political activity and contributions, and our Company complies with all related applicable laws, regulations and legal reporting requirements. To further the goal of transparency in this area, we will post this policy, semi-annual reports of all of our Company's and affiliated Political Action Committees' political contributions, including those to any political entities organized under 26 U.S.C § 527 of the Internal Revenue Code, and a list of trade association memberships on our Company website.

Trade Associations: Our Company supports many trade associations and other organizations that represent a broad spectrum of views on public policy issues. As a matter of course, the Company reviews its involvement in these organizations for mission consistency. While we may not agree with every position taken by these groups, we believe engagement on policy issues through groups like these is important, and that it will take all of us -- governments, academia, civil society and business -- to find solutions to society's most pressing public policy issues.

All trade association membership is overseen and approved by the president of our U.S. business and senior public affairs and government relations representatives. The Company publicly discloses and updates annually the list of trade associations of which we are a member. We define trade associations as organizations that represent the non-alcoholic beverage industry, the broader food and consumer goods industry, key customer and supplier industries and the overall business community. Our trade association listing is categorized by membership payment ranges and posted on the Company's website.

In compliance with U.S. law, we disclose the portion of the payments we make to trade associations that are used for federal lobbying expenditures in quarterly lobbying reports. More information about how much our Company spent on lobbying as well as the specific issues on which we lobbied in a given quarter can be found in these reports (view quarterly federal lobbying reports in *Learn More*). Additionally, we expect any third party groups with which we are affiliated to report political contributions -- just as we do and as the law requires.

Coca-Cola PAC Match Program

Coca-Cola PAC members can designate charitable organizations to receive contributions in a dollar amount equal to their year-end PAC contributions total. Any gifts to the matched organization come from general corporate treasury fund dollars -- neither The Coca-Cola Company nor the individual PAC contributor receives a tax deduction for any of those donations. The Coca-Cola PAC Match program provides support to organizations that focus on environment, well-being and community involvement.

2012 Coca-Cola PAC Match Program: $217,024


Children's Healthcare of Atlanta: $79,734 (37%)
Special Olympics International: $34,890 (16%)
United Service Organization: $29,616 (14%)
The Nature Conservancy: $18,496 (9%)
Foundation for the National Institutes of Health: $13,636 (6%)
Special Olympics Georgia: $12,174 (6%)
USO Council of Georgia: $11,719 (5%)
Upper Chattahoochee Riverkeeper: $8,869 (4%)
Hands on Atlanta: $6,160 (3%)
Points of Light Institute: $1,730 (1%)

Coca-Cola Civic Action Network

The Coca-Cola Company CIVIC ACTION NETWORK

The Coca-Cola Civic Action Network (CAN) is a non-partisan group whose purpose is to provide information to the Coca-Cola family about national, state and local issues that could affect our industry, as well as each of us individually. Whenever an issue comes up that could change our day-to-day lives, CAN ensures its members are well informed of the issues, while also sharing the great things Coca-Cola does in our local communities. Become a member of CAN today by simply clicking on the link below.

Join us today!

Learn More

View 2013 mid-year contributions on the LD-203 Lobbying Contributions Report (PDF)

View 2012 year-end contributions on the LD-203 Lobbying Contributions Report (PDF)

View 2012 contributions from The Coca-Cola Company and Coca-Cola PAC (PDF)

The Company complies with federal requirements to file quarterly and semi-annual reports under the U.S. Lobbying Disclosure Act. These reports show how much our Company spent on lobbying and other political activities as well as the specific issues on which we lobbied in a given quarter. The semi-annual reports also require our Company to certify that we comply with Congressional "gift" prohibitions and rules.

View federal quarterly lobbying reports: Q1 2013 (PDF) | Q2 2013 (PDF) | Q3 2013 (PDF) | Q3 2012 (PDF) | Q4 2012 (PDF)

View 2012 trade association membership payments (PDF).

If you have any questions or require further information regarding the Company policy, please contact the Company's Office of the Vice President, Government Relations, The Coca-Cola Company, P.O. Box 1734, Atlanta, GA 30301.

Please Note: Inclusion of a link other than to The Coca-Cola Company's (TCCC) website does not imply endorsement by TCCC, is included only for your convenience and is not under TCCC control. TCCC cannot attest to the accuracy of information provided by linked sites nor can TCCC be held responsible or liable for the privacy policies or practices, contents of such linked sites or any transactions by you on any linked sites.

*Other: May include contributions to state beverage associations, trade association PACs or other PACs, and candidates not affiliated with any political party.

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The Coca-Cola Company

2012 U.S. Corporate Political and PAC Contributions Report

Corporate political contributions are legally permitted political donations using the Company's general treasury funds, in certain jurisdictions and under certain circumances. While corporations are not permitted to contribute to U.S. federal political campaigns or to the national political parties, they can contribute to state and local candidates in many jurisdictions as well as to the "party building activities" of political parties.

The Company's federal political action committee, Coca-Cola PAC, is a voluntary employee program funded by employee contributions, and donations are made to U.S. federal candidates, committees and parties.

The Georgia Political Action Committee, GA PAC, is a legal entity set up to make contributions to state and local candidates, committees and political parties in Georgia. Corporate political contributions are permitted in Georgia.

The Company's state political action committees, GEN ST PAC, MA PAC, MD PAC, NM PAC, NY PAC and RI PAC, are voluntary employee programs funded by employee contributions, and donations are made to state and local candidates, committees and political parties.

STATE	LEGISLATOR			CORPORATE	FED PAC	GEN ST PAC	GA PAC	MA PAC	MD PAC	NM PAC	NY PAC	RI PAC
AL	House	Michael D. Rogers	R		$ 1,000.00							
AR	House	John Timothy Griffin	R		$ 500.00							
	Other	Dem Party of AR	D			$ 1,750.00						
	St. House	Charles L Armstrong	D			$ 250.00						
	St. House	Darrin Williams	D			$ 250.00						
	St. House	Eddie L. Armstrong, III	D			$ 250.00						
	St. House	Jody Dickinson	D			$ 250.00						
	St. House	Josh Miller	R			$ 250.00						
	St. House	Kelley Linck	R			$ 250.00						
	St. House	Mark D. Lowery	R			$ 250.00						
	St. House	Mary L. Slinkard	R			$ 250.00						
	St. House	Warwick Sabin	D			$ 250.00						
	St. Sen.	Barry Hyde	D			$ 500.00						
	St. Sen.	Bart Hester	R			$ 500.00						
	St. Sen.	Bryan B. King	R			$ 500.00						
	St. Sen.	David Wayne Wyatt	D			$ 500.00						
	St. Sen.	Jon Woods	R			$ 500.00						
	St. Sen.	Keith M. Ingram	D			$ 500.00						
	St. Sen.	Robert F. Thompson	D			$ 500.00						
AZ	City Coun.	Corey Woods	D			$ 250.00						
	Mayor	Mark Mitchell	NP			$ 430.00						
	Other	City of Tempe	n/a			$ 10.00						
	Other	Maricopa Co. Elect.	n/a			$ 150.00						
	Senate	Jon Kyl	R		$ (1,000.00)							
	St. House	Heather Carter	R			$ (424.00)						
CA	City Coun.	Don Knabe	NP			$ 600.00						
	City Coun.	Jose Gardea	NP			$ 500.00						
	City Coun.	Jose Huizar	NP			$ (250.00)						
	City Coun.	Patrick O'Donnell	NP			$ 350.00						
	House	Alan S. Lowenthal	D		$ 1,000.00							
	House	Brian P. Bilbray	R		$ 1,000.00							
	House	Daniel E. Lungren	R		$ 1,000.00							
	House	Devin G. Nunes	R		$ 1,000.00							
	House	Jeffrey Denham	R		$ 1,000.00							
	House	Joe Baca	D		$ 2,000.00							
	House	Juan C. Vargas	D		$ 1,000.00							
	House	Karen R. Bass	D		$ 1,000.00							
	House	Kevin McCarthy	R		$ 2,500.00							
	House	Laura Richardson	D		$ 2,500.00							
	House	Loretta L. Sanchez	D		$ 1,000.00							
	House	Mary Bono Mack	R		$ 2,500.00							
	House	Tony Cardenas	D		$ 1,000.00							
	House	Tony Strickland	R		$ 1,500.00							
	House	Xavier Becerra	D		$ 1,000.00							
	Senate	Dianne Feinstein	D		$ 2,500.00							
	Mayor	Eric Garcetti	NP			$ 1,300.00						
	Mayor	Jan Perry	NP			$ 1,300.00						

STATE	LEGISLATOR			CORPORATE	FED PAC	GEN ST PAC	GA PAC	MA PAC	MD PAC	NM PAC	NY PAC	RI PAC
CA	Mayor	Wendy Greuel	NP			$ 1,300.00						
	Other	SOS/Pol. Reform Div.	n/a			$ 360.00						
	Other	GROPAC	NP			$ 6,000.00						
	Other	Neigh. Mkt. Assn PAC	NP			$ 2,300.00						
	Other	Sil. Val. Lat. Dem Forum	D			$ 1,000.00						
	St. House	Anthony Rendon	D			$ 500.00						
	St. House	Bob Blumenfield	D			$ 1,500.00						
	St. House	Chris Norby	R			$ 1,000.00						
	St. House	Cristina Garcia	D			$ 500.00						
	St. House	Curt Hagman	R			$ 3,396.00						
	St. House	Donald P. Wagner	R			$ 1,000.00						
	St. House	Ian Charles Calderon	D			$ 1,500.00						
	St. House	Luis Marquez	D			$ 500.00						
	St. House	Rocky J. Chavez	R			$ (500.00)						
	St. House	Susan Eggman	D			$ 200.00						
	St. House	Toni Atkins	D			$ (500.00)						
	St. Sen.	Bonnie Lowenthal	D			$ 500.00						
	St. Sen.	Cathleen Galgiani	D			$ 500.00						
	St. Sen.	Ed Hernandez	D			$ 1,000.00						
	St. Sen.	Jeff Miller	R			$ 1,000.00						
	St. Sen.	Kevin de Leon	D			$ 1,500.00						
	St. Sen.	Michael J. Rubio	D			$ 1,500.00						
	St. Sen.	Ricardo Lara	D			$ 1,000.00						
	St. Sen.	Ricardo Lara	D			$ 2,500.00						
	St. Sen.	Ted W. Lieu	D			$ 1,000.00						
	St. Sen.	Todd Zink	R			$ 1,500.00						
CO	Other	CO Bus. PAC (CBPAC)	NP			$ 550.00						
	Other	CO Soft Drink Assn PAC	NP			$ 525.00						
	Other	CO Democratic Party	D			$ 1,000.00						
	Other	CO Growth Project	NP			$ 525.00						
	Other	Constitutional CO	NP			$ 525.00						
	Other	ROCKIE	NP			$ 1,500.00						
	Senate	Mark E. Udall	D		$ 2,500.00							
CT	House	Elizabeth Esty	D		$ 1,500.00							
	House	John B. Larson	D		$ 2,000.00							
DC	City Coun.	Vincent Orange	D			$ 1,000.00						
	City Coun.	Yvette Alexander	D			$ 500.00						
DE	Gov.	Jack Markell	D			$ 1,200.00						
	House	John Carney, Jr.	D		$ 1,000.00							
	Senate	Christopher Coons	D		$ 1,000.00							
	Senate	Thomas Carper	D		$ 1,000.00							
FL	Co. Comm.	Edwin Smith	R			$ 250.00						
	House	Dennis A. Ross	R		$ 1,000.00							
	House	Vernon Buchanan	R		$ 1,000.00							
	Senate	Bill Nelson	D		$ 1,000.00							
	St. House	Chris Dorworth	R			$ 500.00						
	St. House	Eduardo Gonzalez	R			$ 500.00						
	St. House	Joseph A. Gibbons	D			$ 500.00						
	St. House	Kelli Stargel	R			$ 500.00						
	St. House	Mackenson Bernard	D			$ 500.00						
	St. House	Mia Jones	D			$ 500.00						
	St. House	Richard Corcoran	R			$ 500.00						
	St. House	Ron Saunders	D			$ 500.00						
	St. House	Seth McKeel	R			$ 500.00						
	St. House	Shawn Harrison	R			$ 500.00						
	St. House	Tom Goodson	R			$ 500.00						
	St. Sen.	Andy Gardiner	R			$ 500.00						

STATE	LEGISLATOR			CORPORATE	FED PAC	GEN ST PAC	GA PAC	MA PAC	MD PAC	NM PAC	NY PAC	RI PAC
FL	St. Sen.	Audrey Gibson	D			$ 500.00						
	St. Sen.	Bill Galvano	R			$ 500.00						
	St. Sen.	Bill Montford	D			$ 500.00						
	St. Sen.	Christopher L. Smith	D			$ 500.00						
	St. Sen.	Darren Soto	D			$ 500.00						
	St. Sen.	Denise Grimsley	R			$ 500.00						
	St. Sen.	Don Gaetz	R			$ 500.00						
	St. Sen.	Dorothy L. Hukill	R			$ 500.00						
	St. Sen.	Jack Latvala	R			$ 1,000.00						
	St. Sen.	John Thrasher	R			$ 500.00						
	St. Sen.	Joseph Abruzzo	D			$ 500.00						
	St. Sen.	Lizbeth Benacquisto	R			$ 500.00						
	St. Sen.	Thad Altman	R			$ 500.00						
	St. Sen.	Tom Lee	R			$ 500.00						
	Other	Rep Party of FL	R	$ 22,500.00								
GA	City Coun.	Burrell Ellis	NP				$ 2,500.00					
	City Coun.	Ceasar Mitchell	D				$ (1,000.00)					
	City Coun.	John Eaves	D				$ 2,500.00					
	City Coun.	Tim Lee	R				$ 500.00					
	Co. Comm.	Kathie Gannon	D				$ 250.00					
	Gov.	Nathan Deal	R				$ 2,500.00					
	House	David Albert Scott	D		$ 5,000.00							
	House	Douglas Allen Collins	R		$ 1,000.00							
	House	Henry C. Johnson, Jr.	D		$ 8,500.00							
	House	Jack Kingston	R		$ 8,000.00							
	House	James Austin Scott	R		$ 7,000.00							
	House	John Jenkins Barrow	D		$ 7,500.00							
	House	John R. Lewis	D		$ 7,500.00							
	House	John Thomas Graves	R		$ 6,000.00							
	House	Lynn Westmoreland	R		$ 6,000.00							
	House	Paul C. Broun, Jr.	R		$ 7,500.00							
	House	Phil Gingrey	R		$ 6,500.00							
	House	Robert Woodall	R		$ 7,000.00							
	House	Sanford D. Bishop, Jr.	D		$ 6,000.00							
	House	Thomas E. Price	R		$ 6,500.00							
	Senate	C. Saxby Chambliss	R		$ 1,000.00							
	Senate	Johnny Isakson	R		$ 2,000.00							
	Ins. Comm.	Ralph T. Hudgens	R				$ 500.00					
	Lt. Gov.	Casey Cagle	R				$ 2,500.00					
	Mayor	Kasim Reed	D				$ 500.00					
	Other	Fulton Co. Rep Party	R				$ 2,250.00					
	Other	Georgia Chamber PAC	NP				$ 2,500.00					
	Other	GA House Rep Trust	R				$ 2,500.00					
	Other	GA Rep Sen. Trust	R				$ 5,000.00					
	Other	House Dem Caucus	D				$ 9,500.00					
	Other	N. DeKalb Bfast Forum	n/a				$ 500.00					
	Other	Senate Dem Caucus	D				$ 3,000.00					
	Other	Strong/Prosp. GA PAC	NP				$ 2,000.00					
	Other	GPAF	NP	$ 68,000.00								
	Other	Dem. Party of GA	D	$ 5,000.00								
	Other	Rep. Party of GA	R	$ 10,000.00								
	Other	Citiz. for Clean Water	NP	$ 25,000.00								
	St. House	Alan T. Powell	R				$ 250.00					
	St. House	Alisha Thomas Morgan	D				$ 250.00					
	St. House	Allen M. Peake	R				$ 500.00					
	St. House	Amy Carter	D				$ 500.00					
	St. House	Barbara Massey Reece	D				$ 250.00					
	St. House	Barry Loudermilk	R				$ 250.00					

STATE	LEGISLATOR			CORPORATE	FED PAC	GEN ST PAC	GA PAC	MA PAC	MD PAC	NM PAC	NY PAC	RI PAC
GA	St. House	Bill Hembree	R				$ 500.00					
	St. House	Brett Harrell	R				$ 250.00					
	St. House	Brian W. Thomas	D				$ 750.00					
	St. House	Bruce Williamson	R				$ 250.00					
	St. House	Calvin Smyre	D				$ 2,000.00					
	St. House	Carl Von Epps	D				$ 500.00					
	St. House	Carol H. Fullerton	D				$ 250.00					
	St. House	Carolyn Hugley	D				$ 750.00					
	St. House	Charles N. Sims, Jr.	R				$ 250.00					
	St. House	Charlice Byrd	R				$ 250.00					
	St. House	Christian Coomer	R				$ 250.00					
	St. House	Darryl Jordan	D				$ 250.00					
	St. House	Dar'shun Kendrick	D				$ 250.00					
	St. House	Debbie G. Buckner	D				$ 500.00					
	St. House	Delvis Dutton	R				$ 250.00					
	St. House	Dustin Hightower	R				$ 250.00					
	St. House	Earnest Smith	D				$ 250.00					
	St. House	Earnest Williams	D				$ 250.00					
	St. House	Edward H. Lindsey, Jr.	R				$ 250.00					
	St. House	Ellis Black	R				$ 250.00					
	St. House	Francis R. Millar	R				$ 250.00					
	St. House	Glenn Baker	D				$ 250.00					
	St. House	Gregory A. Morris	D				$ 250.00					
	St. House	Howard Maxwell	R				$ 250.00					
	St. House	James A. Epps	D				$ 500.00					
	St. House	James Beverly	D				$ 250.00					
	St. House	J. Ronald Stephens	R				$ 500.00					
	St. House	Jan Jones	R				$ (750.00)					
	St. House	Jan Jones	R				$ 1,000.00					
	St. House	Jan Tankersley	R				$ 500.00					
	St. House	Jay Powell	R				$ 500.00					
	St. House	Jimmy Pruett	R				$ 250.00					
	St. House	John Carson	R				$ 250.00					
	St. House	John Pezold	R				$ 1,000.00					
	St. House	Jon G. Burns	R				$ 500.00					
	St. House	Joseph B. Wilkinson	R				$ 250.00					
	St. House	Josh Clark	R				$ 250.00					
	St. House	Judith H. Manning	R				$ 500.00					
	St. House	Keith G. Heard	D				$ 250.00					
	St. House	Kevin Cooke	R				$ 250.00					
	St. House	Kip Smith	R				$ 250.00					
	St. House	Larry J. Parrish	R				$ 250.00					
	St. House	Penny Houston	R				$ 250.00					
	St. House	Lynn Ratigan Smith	R				$ 500.00					
	St. House	Lynne Riley	R				$ 250.00					
	St. House	Mark Hamilton	R				$ 250.00					
	St. House	Matt Hatchett	R				$ 250.00					
	St. House	Michael Dudgeon	R				$ 250.00					
	St. House	M. Scott Holcomb	D				$ 250.00					
	St. House	Michele Henson	D				$ 600.00					
	St. House	Mike Cheokas	D				$ 250.00					
	St. House	Mike Jacobs	D				$ 250.00					
	St. House	Nancy Grogan Orrock	D				$ 250.00					
	St. House	Pamela Dickerson	D				$ 250.00					
	St. House	Pamela Stephenson	D				$ 250.00					
	St. House	Pat Gardner	D				$ 250.00					
	St. House	Patty Bentley	D				$ 250.00					

STATE	LEGISLATOR			CORPORATE	FED PAC	GEN ST PAC	GA PAC	MA PAC	MD PAC	NM PAC	NY PAC	RI PAC
GA	St. House	Paulette Braddock	R				$ 250.00					
	St. House	Pedro R. Marin	D				$ 750.00					
	St. House	Rahn Mayo	D				$ 250.00					
	St. House	Randy Nix	R				$ 250.00					
	St. House	Robert L. Dickey	R				$ 250.00					
	St. House	Samuel Teasley	R				$ 250.00					
	St. House	Sandra G. Scott	D				$ 250.00					
	St. House	Sharon Beasley-Teague	D				$ 250.00					
	St. House	Simone Bell	D				$ 250.00					
	St. House	Stacey Y. Abrams	D				$ 1,500.00					
	St. House	Stephanie S. Benfield	D				$ 250.00					
	St. House	Stephen Allison	R				$ 500.00					
	St. House	Susan Dykes Holmes	R				$ 500.00					
	St. House	Terry England	R				$ 250.00					
	St. House	Terry Rogers	R				$ 250.00					
	St. House	Thomas R. Rice	R				$ 250.00					
	St. House	Tom McCall	R				$ 500.00					
	St. House	Tommy Benton	R				$ 250.00					
	St. House	Valerie Clark	R				$ 250.00					
	St. House	W. Quincy Murphy	D				$ 250.00					
	St. House	Yasmin Neal	D				$ 250.00					
	St. Sen.	Bill Heath	R				$ 500.00					
	St. Sen.	Burt Jones	R				$ 250.00					
	St. Sen.	Butch Miller	R				$ 250.00					
	St. Sen.	Cecil Staton	R				$ 500.00					
	St. Sen.	Chip Rogers	R				$ 2,000.00					
	St. Sen.	Chuck Hufstetler	R				$ 250.00					
	St. Sen.	Curt Thompson, II	D				$ 500.00					
	St. Sen.	Donald K. Balfour, II	R				$ 2,750.00					
	St. Sen.	Donzella J. James	D				$ 250.00					
	St. Sen.	Doug Stoner	D				$ 250.00					
	St. Sen.	Doug Stoner	D				$ 1,500.00					
	St. Sen.	Earl L. B. Carter	R				$ 250.00					
	St. Sen.	Ed Harbison	D				$ 500.00					
	St. Sen.	Frank Ginn	R				$ 750.00					
	St. Sen.	Gail Davenport	D				$ 250.00					
	St. Sen.	Horacena Tate	D				$ 250.00					
	St. Sen.	Hunter Hill	R				$ 1,000.00					
	St. Sen.	Jack Hill	R				$ 500.00					
	St. Sen.	Jack Murphy	R				$ 250.00					
	St. Sen.	Jason Carter	D				$ (300.00)					
	St. Sen.	Jason Carter	D				$ 1,500.00					
	St. Sen.	Jesse Collins Stone	R				$ 500.00					
	St. Sen.	John Albers	R				$ 250.00					
	St. Sen.	John D. Bulloch, Jr.	R				$ 250.00					
	St. Sen.	John Dickey Crosby	R				$ 250.00					
	St. Sen.	John Wilkinson	R				$ 1,000.00					
	St. Sen.	Johnny Grant	R				$ 500.00					
	St. Sen.	Joshua R. McKoon	R				$ 250.00					
	St. Sen.	Miriam Paris	D				$ 250.00					
	St. Sen.	Rick Jeffares	R				$ 500.00					
	St. Sen.	Ronnie Chance	R				$ 500.00					
	St. Sen.	Steve Gooch	R				$ 250.00					
	St. Sen.	Steve Henson	D				$ 500.00					
	St. Sen.	Tim Golden	R				$ 500.00					
	St. Sen.	Tommie Williams	R				$ 1,000.00					
	St. Sen.	Vincent D. Fort	D				$ 500.00					

STATE	LEGISLATOR			CORPORATE	FED PAC	GEN ST PAC	GA PAC	MA PAC	MD PAC	NM PAC	NY PAC	RI PAC
GA	St. Sen.	William Cowsert	R				$ 500.00					
	St. Sen.	William T. Ligon, Jr.	R				$ 250.00					
IA	House	Thomas Latham	R		$ 1,000.00							
	St. House	Kevin M. McCarthy	D			$ 500.00						
	St. House	Kraig Paulsen	R			$ 2,500.00						
	St. House	Linda L. Upmeyer	R			$ 500.00						
	St. Sen.	Bill C. Dix	R			$ 500.00						
	St. Sen.	Michael E. Gronstal	D			$ 500.00						
	St. Sen.	Pam Jochum	D			$ 500.00						
ID	Senate	Michael D. Crapo	R		$ 5,000.00							
IL	Alderman	Edward Burk	D	$ 1,500.00								
	St. House	Michael Madigan	D	$ 3,000.00								
	St. House	Chuck Jefferson	D	$ 1,000.00								
	St. House	John D'Amico	D	$ 500.00								
	St. House	Jack Franks	D	$ 500.00								
	St. House	George Cardenas	D	$ 1,000.00								
	St. House	Tom Cross	R	$ 2,500.00								
	St. House	Annazette Collins	D	$ 500.00								
	St. House	Terry Link	D	$ 1,000.00								
	St. House	Tori Hitchinson	D	$ 2,500.00								
	Att. Gen'l.	Lisa Madigan	D	$ 1,000.00								
	Other	Illinois Beverage Assn PAC	NP	$ 10,000.00								
	House	Aaron Schock	R		$ 1,000.00							
	House	Danny K. Davis	D		$ 1,000.00							
	House	Jesse L. Jackson, Jr.	D		$ 1,000.00							
	House	John M. Shimkus	R		$ 2,000.00							
	House	Peter J. Roskam	R		$ 2,500.00							
	House	Rodney L. Davis	R		$ 1,000.00							
IN	Gov.	John R. Gregg	D			$ 500.00						
	Gov.	Michael R. Pence	R			$ 500.00						
	Other	Hoosier Bev Assn. PAC	n/a	$ 12,884.46								
	St. House	David A. Wolkins	R			$ 500.00						
	St. House	Francis K. Ellert	R			$ 500.00						
	St. House	Scott D. Pelath	D			$ 300.00						
	St. Sen.	Edward Charbonneau	R			$ 500.00						
	St. Sen.	Ryan D. Mishler	R			$ 300.00						
KS	House	Lynn Jenkins	R		$ 2,000.00							
	House	Mike Pompeo	R		$ 1,000.00							
	Other	KS Beverage Assn PAC	NP	$ 16,658.00								
KY	House	Benjamin Chandler	D		$ 1,000.00							
	House	Edward Whitfield	R		$ 3,000.00							
	House	John A. Yarmuth	D		$ 1,000.00							
	House	Thomas H. Massie	R		$ 1,000.00							
	Other	Hs Dem Cau Camp Cmte	D			$ 500.00						
	Other	Rep Party KY Sen. Trust	R			$ 500.00						
	St. House	Dennis Keene	D			$ 250.00						
	St. House	Larry Clark	D			$ 500.00						
	St. House	Reginald K. Meeks	D			$ 250.00						
	St. House	Robert R. Damron	D			$ 500.00						
	St. House	Steven Riggs	D			$ 250.00						
	St. Sen.	Damon Thayer	R			$ 500.00						
	St. Sen.	Robert Stivers	R			$ 500.00						
LA	House	Charles Boustany	R		$ 7,000.00							
	House	John Calvin Fleming	R		$ 1,000.00							
MA	House	Richard Edmund Neal	D		$ 2,000.00							
	Senate	John Forbes Kerry	D		$ 2,500.00							
	Senate	Scott Philip Brown	R		$ 4,500.00							
	Other	Cmte for a Dem Hs	D					$ 500.00				

STATE	LEGISLATOR			CORPORATE	FED PAC	GEN ST PAC	GA PAC	MA PAC	MD PAC	NM PAC	NY PAC	RI PAC
	Lt. Gov.	Tim Murray	D					$ 500.00				
MA	Sec.	William F. Galvin	D					$ 250.00				
	St. House	John D. Keenan	D					$ 500.00				
	St. Sen.	Therese Murray	D					$ 500.00				
MD	House	Dutch Ruppersberger	D		$ 1,000.00							
	House	Chris Van Hollen	D		$ 2,000.00							
	House	Steny H. Hoyer	D		$ 5,000.00							
	St. Sen.	J. B. Jennings	R						$ 200.00			
	St. House	Dana M. Stein	D						$ 100.00			
	St. House	Dereck E. Davis	D						$ 1,000.00			
	St. House	Frank S. Turner	D						$ 150.00			
	St. House	Jeannie Haddaway	R						$ 200.00			
	St. House	Michael Erin Busch	D						$ 1,000.00			
	St. House	Michael L. Vaughn	D						$ 1,500.00			
	St. House	Nancy J. King	D						$ 250.00			
	St. House	Peter A. Hammen	D						$ 250.00			
	St. House	Ron George	R						$ 100.00			
	St. House	Shawn Z. Tarrant	D						$ 300.00			
	St. House	Sheila Ellis Hixson	D						$ 500.00			
	St. Sen.	Barry Glassman	R						$ 500.00			
	St. Sen.	George C. Edwards	R						$ 200.00			
	St. Sen.	James E. DeGrange, Sr.	D						$ 1,000.00			
	St. Sen.	James N. Mathias, Jr.	D						$ 450.00			
	St. Sen.	Joan Carter Conway	D						$ 1,000.00			
	St. Sen.	Joanne C. Benson	D						$ 200.00			
	St. Sen.	John F. Wood, Jr.	D						$ 300.00			
	St. Sen.	Thomas Middleton	D						$ 500.00			
	St. Sen.	Thomas V. Miller, Jr.	D						$ 2,000.00			
MI	House	David Lee Camp	R		$ 7,000.00							
	House	Fredrick Upton	R		$ 5,000.00							
	House	John D. Dingell	D		$ 1,000.00							
	Senate	Deborah Stabenow	D		$ 5,000.00							
	Other	House Rep Camp. Cmte	R			$ 250.00						
	St. House	Jack Brandenburg	R			$ 300.00						
	St. House	Jim Stamas	R			$ 250.00						
	St. House	Jim Townsend	D			$ 150.00						
	St. House	Joel Johnson	R			$ 150.00						
	St. House	John Walsh	R			$ 250.00						
	St. House	Lisa Posthumus Lyons	R			$ 125.00						
	St. House	Pete Lund	R			$ (250.00)						
	St. House	Peter MacGregor	R			$ 300.00						
	St. House	Roy Schmidt	D			$ 250.00						
	St. House	Tim Greimel	D			$ 250.00						
	St. House	Wayne Schmidt	R			$ 200.00						
	St. Sen.	Dave Hildenbrand	R			$ 250.00						
	St. Sen.	Goeff Hansen	R			$ 200.00						
	St. Sen.	Howard Walker	R			$ 500.00						
	St. Sen.	John M. Proos, IV	R			$ 250.00						
	St. Sen.	Mike Nofs	R			$ 150.00						
	St. Sen.	Randy Richardville	R			$ 300.00						
MN	House	Chip Cravaack	R		$ 1,000.00							
	House	Erik Paulsen	R		$ 1,000.00							
	House	John Kline	R		$ 2,000.00							
	House	Timothy J. Walz	D		$ 1,000.00							
	Senate	Amy Klobuchar	D		$ 2,000.00							
MO	House	Emanuel Cleaver, II	D		$ 7,500.00							
	Senate	Claire McCaskill	D		$ 5,000.00							
	Other	Missouri Beverage PAC	NP	$ 7,173.88								

STATE	LEGISLATOR			CORPORATE	FED PAC	GEN ST PAC	GA PAC	MA PAC	MD PAC	NM PAC	NY PAC	RI PAC
MS	Senate	Roger Wicker	R		$ 1,500.00							
MS	St. House	Mark S. Formby	R			$ 500.00						
MT	Senate	Max S. Baucus	D		$ 5,000.00							
NC	House	Larry Kissell	D		$ 1,000.00							
	House	Mike McIntyre	D		$ 2,000.00							
	House	Virginia Foxx	R		$ 3,000.00							
	Senate	Richard M. Burr	R		$ 2,500.00							
ND	Senate	Rick Berg	R		$ 2,500.00							
NE	House	Adrian M. Smith	R		$ 1,000.00							
	Senate	Deb Fischer	R		$ 3,500.00							
	Senate	Jon C. Bruning	R		$ 1,000.00							
NH	House	Charles F. Bass	R		$ 1,000.00							
	House	Frank Guinta	R		$ 2,000.00							
	Senate	Kelly A. Ayotte	R		$ 2,000.00							
	St. House	John B. Hunt	R	$ 100.00								
	St. House	Edwin O. Smith	R	$ 100.00								
	Gov.	Ovide Lamontagne	R	$ 1,000.00								
NJ	House	Donald M. Payne, Jr.	D		$ 1,000.00							
	Senate	Robert Menendez	D		$ 3,000.00							
	St. House	Jason O'Donnell	D			$ 500.00						
	St. Sen.	Kevin J. O'Toole	R			$ (500.00)						
	St. Sen.	Kevin J. O'Toole	R			$ 250.00						
	St. Sen.	Paul A. Sarlo	D			$ 250.00						
NM	Gov.	Susana Martinez	R							$ 2,500.00		
	House	Michelle Grisham	D		$ 1,000.00							
	Senate	Martin Heinrich	D		$ 2,000.00							
NV	House	Alice C. Dina Titus	D		$ 1,000.00							
	House	Steven Horsford	D		$ 2,000.00							
	Other	NV Soft Drink Assn PAC	NP	$ 5,000.00								
NY	House	Joseph Crowley	D		$ 3,000.00							
	House	Steve J. Israel	D		$ 3,500.00							
	House	Thomas W. Reed, II.	R		$ 2,000.00							
	Senate	Kirsten Gillibrand	D		$ 7,000.00							
	Atty. Gen.	Eric Schneiderman	D								$ 1,000.00	
	City Coun.	Julissa Ferreras	D								$ 250.00	
	Gov.	Andrew Mark Cuomo	D								$ 10,000.00	
	Other	Dem Assm. Camp. Cmte	D								$ 2,500.00	
	Other	Rep Assm. Camp. Cmte	R								$ 1,500.00	
	St. House	Brian M. Kolb	R								$ 1,500.00	
	St. House	George A. Amedore, Jr.	R								$ 1,000.00	
	St. House	Nancy Calhoun	R								$ 300.00	
	St. Sen.	Adriano Espaillat	D								$ 500.00	
	St. Sen.	Andrea Stewart-Cousins	D								$ 1,000.00	
	St. Sen.	Andrew J. Lanza	R								$ 400.00	
	St. Sen.	David J. Valesky	D								$ 1,500.00	
	St. Sen.	Dean G. Skelos	R								$ 3,000.00	
	St. Sen.	Diane J. Savino	D								$ 500.00	
	St. Sen.	Eric L. Adams	D								$ (1,000.00)	
	St. Sen.	Eric L. Adams	D								$ 1,000.00	
	St. Sen.	George D. Maziarz	R								$ 6,500.00	
	St. Sen.	John A. DeFrancisco	R								$ 3,000.00	
	St. Sen.	John J. Flanagan, Jr.	R								$ 500.00	
	St. Sen.	Kathleen Marchione	R								$ 500.00	
	St. Sen.	Lee M. Zeldin	R								$ 500.00	
	St. Sen.	Mark J. Grisanti	R								$ 1,000.00	
	St. Sen.	Martin J. Golden	R								$ 3,500.00	
	St. Sen.	Michael Ranzenhofer	R								$ 1,000.00	

STATE	LEGISLATOR			CORPORATE	FED PAC	GEN ST PAC	GA PAC	MA PAC	MD PAC	NM PAC	NY PAC	RI PAC
	St. Sen.	Patrick M. Gallivan	R								$ 1,000.00	
NY	St. Sen.	Timothy M. Kennedy	D								$ 1,000.00	
	St. Sen.	William J. Larkin, Jr.	R								$ 500.00	
	Other	Niagara Co. Rep. Cmte.	R	$ 10,000.00								
	Other	Dem. Camp. Cmte. Hskpg.	D	$ 50,000.00								
	Other	Sen. Rep. Camp. Cmte. Hskpg.	R	$ 50,000.00								
OH	House	Bill Johnson	R		$ 1,000.00							
	House	James B. Renacci	R		$ 2,000.00							
	House	John A. Boehner	R		$ 5,000.00							
	House	Marcia L. Fudge	D		$ 2,000.00							
	House	Patrick J. Tiberi	R		$ 2,000.00							
	House	Robert Brian Gibbs	R		$ 2,000.00							
	House	Steve Chabot	R		$ 2,500.00							
	Senate	Rob Portman	R		$ 3,000.00							
OK	House	Frank D. Lucas	R		$ 3,000.00							
OR	St. House	Bruce L. Hanna	R			$ 5,000.00						
PA	House	James W. Gerlach	R		$ 1,000.00							
	House	Jason Altmire	D		$ 1,000.00							
	House	Timothy Holden	D		$ 2,000.00							
	Senate	Robert P. Casey, Jr	D		$ 2,500.00							
	St. Sen.	Timothy Solobay	D			$ 500.00						
PR	House	Pedro R. Pierluisi	D		$ 1,000.00							
RI	Other	House Leadership PAC	D									$ 1,000.00
	Other	RI Sen Leader. PAC	NP									$ 1,000.00
	St. House	Gordon D. Fox	D									$ 1,000.00
	St. House	J. Patrick O'Neill	D									$ 500.00
	St. House	Jan P. Malik	D									$ 500.00
	St. House	Nicholas Mattiello	D									$ 750.00
	St. Sen.	Dominick J. Ruggerio	D									$ 1,000.00
	St. Sen.	Hanna M. Gallo	D									$ 500.00
	St. Sen.	Maryellen Goodwin	D									$ 500.00
	St. Sen.	Paiva Weed	D									$ 1,000.00
	St. Sen.	Paul W. Fogarty	D									$ 500.00
	St. Sen.	Walter S. Felag, Jr.	D									$ 300.00
SC	House	James E. Clyburn	D		$ 7,500.00							
	Senate	James W. DeMint	R		$ 2,500.00							
	Senate	Lindsey O. Graham	R		$ 5,000.00							
SD	House	Kristi Lynn Noem	R		$ 2,000.00							
TN	House	Diane Black	R		$ 1,000.00							
	House	Scott DesJarlais	R		$ 3,000.00							
	House	Stephen I. Cohen	D		$ 1,000.00							
	Senate	Bob Corker	R		$ 5,500.00							
	Lt. Gov.	Ronald L. Ramsey	R			$ 1,000.00						
	Lt. Gov.	Ronald L. Ramsey	R			$ 5,000.00						
	Other	State of Tennessee	n/a			$ 100.00						
	St. House	Andrew E. Farmer	R			$ 300.00						
	St. House	Art Swann	R			$ 300.00						
	St. House	Barrett Rich	R			$ 500.00						
	St. House	Bill Dunn	R			$ 300.00						
	St. House	Charles Curtiss	D			$ 400.00						
	St. House	Charles Sargent, Jr.	R			$ 1,000.00						
	St. House	Curry Todd	R			$ 400.00						
	St. House	David Alexander	R			$ 500.00						
	St. House	Eric Watson	R			$ 300.00						
	St. House	Gary Loe	R			$ 300.00						
	St. House	Goffrey A. Hardaway	D			$ 300.00						
	St. House	Harry R. Brooks	R			$ 400.00						

STATE	LEGISLATOR			CORPORATE	FED PAC	GEN ST PAC	GA PAC	MA PAC	MD PAC	NM PAC	NY PAC	RI PAC
	St. House	James Van Huss	R			$ 300.00						
TN	St. House	Jeremy Faison	R			$ 500.00						
	St. House	John D. Ragan	R			$ 500.00						
	St. House	Larry J. Miller	D			$ 500.00						
	St. House	Lois M. DeBerry	D			$ 400.00						
	St. House	Ron Lollar	R			$ 300.00						
	St. House	Ryan A. Haynes	R			$ 300.00						
	St. House	Ryan Williams	R			$ 300.00						
	St. House	Stephen McManus	R			$ 300.00						
	St. House	Steve Hall	R			$ 500.00						
	St. House	Tilman Goins	R			$ 300.00						
	St. House	Timothy Hill	R			$ 300.00						
	St. Sen.	Becky Duncan Massey	R			$ 500.00						
	St. Sen.	Ken Yager	R			$ 1,000.00						
	St. Sen.	Mark S. Norris	R			$ 1,000.00						
	Other	TN Rep Party	R	$ 5,000.00								
TX	Atty. Gen.	Greg Abbott	R			$ 1,000.00						
	Gov.	Rick Perry	R			$ 1,000.00						
	House	Francisco Canseco	R		$ 1,000.00							
	House	Joaquin Castro	D		$ 1,000.00							
	House	Kay Granger	R		$ 1,000.00							
	House	Kenny Marchant	R		$ 1,000.00							
	House	Kevin Brady	R		$ 3,000.00							
	House	Samuel Johnson	R		$ 3,000.00							
	House	Jeb Hensarling	R		$ 1,000.00							
	Mayor	Betsy Price	R			$ 250.00						
	Other	Texas Ethics Comm.	n/a			$ 500.00						
	Senate	David Dewhurst	R		$ 1,000.00							
	Senate	John Cornyn, III	R		$ 4,000.00							
	Senate	Rafael Edward Cruz	R		$ 2,000.00							
	St. House	Charlie Geren	R			$ 1,000.00						
	St. House	Chris Turner	D			$ 500.00						
	St. House	Daniel H. Branch	R			$ 1,000.00						
	St. House	Harvey R. Hilderbran	R			$ 1,000.00						
	St. House	Jessica Cristina Farrar	D			$ 500.00						
	St. House	Justin Rodriguez	D			$ 500.00						
	St. Sen.	Jane Nelson	R			$ 1,000.00						
	St. Sen.	John J. Carona	R			$ 1,000.00						
	St. Sen.	Kelly Hancock	R			$ 1,000.00						
	St. Sen.	Leticia Van de Putte	D			$ 1,000.00						
	St. Sen.	Royce West	D			$ 1,000.00						
	St. Sen.	Wendy R Davis	D			$ 500.00						
UT	House	Jim Matheson	D		$ 4,500.00							
	Senate	Michael S. Lee	R		$ 2,500.00							
	Senate	Orrin G. Hatch	R		$ 4,500.00							
VA	House	Eric Ivan Cantor	R		$ 5,000.00							
	St. House	John Cosgrove	R	$ 1,500.00								
	St. House	Steve Landes	R	$ 500.00								
	Other	VA Beverage Assn. PAC	n/a	$ 18,000.00								
VI	St. Sen.	Judi Fricks-Buckley	I	$ 500.00								
	St. Sen.	Janette Milling Young	D	$ 500.00								
	St. Sen.	Shawn-Michael Malone	D	$ 500.00								
VT	Gov.	Peter E. Shumlin	D			$ 6,000.00						
WA	Atty. Gen.	Bob Ferguson	D			$ 1,000.00						
	Atty. Gen.	Reagan Dunn	R			$ 1,000.00						
	Gov.	Jay Inslee	D			$ 1,800.00						
	Gov.	Rob McKenna	R			$ 1,800.00						

STATE	LEGISLATOR			CORPORATE	FED PAC	GEN ST PAC	GA PAC	MA PAC	MD PAC	NM PAC	NY PAC	RI PAC
	House	David G. Reichert	R		$ 500.00							
	House	Derek Kilmer	D		$ 1,500.00							
WA	House	Rick Larsen	D		$ 1,500.00							
WI	Gov.	Scott K. Walker	R			$ 2,500.00						
	House	Ron Kind	D		$ 1,000.00							
	Other	Rep Party of WI	R			$ 2,000.00						
	Senate	Tommy G. Thompson	R		$ 2,000.00							
WI	St. House	Evan Wynn	R			$ 250.00						
	St. House	Joe Knilans	R			$ 250.00						
	St. House	Mike Endsley	R			$ 250.00						
	St. House	Samantha Kerkman	R			$ 250.00						
WV	House	Shelley Moore Capito	R		$ 1,000.00							
	Senate	Joe Manchin, III	D		$ 3,000.00							
	St. House	David Sidiropolis	D			$ 250.00						
	St. House	Elliot Simon	R			$ 250.00						
	St. House	Michael Folk	R			$ 250.00						
	St. House	Paul Espinosa	R			$ 250.00						
	St. House	Walter Edwin Duke	R			$ 250.00						
	St. House	William Roger Romine	R			$ 250.00						
	St. Sen.	Clark S. Barnes	R			$ 500.00						
	St. Sen.	Craig P. Blair	R			$ 500.00						
	St. Sen.	Earl Ray Tomblin	D			$ 1,000.00						
	St. Sen.	Mitch B. Carmichael	R			$ 500.00						
	St. Sen.	Roman W. Prezioso, Jr.	D			$ 500.00						
WY	Senate	John Anthony Barrasso	R		$ 2,500.00							
OTH	Other	21st Century Maj. Fund	R		$ 5,000.00							
	Other	ABA PAC	NP		$ 5,000.00							
	Other	Ameripac	D		$ 5,000.00							
	Other	Blue Dog PAC	NP		$ 5,000.00							
	Other	Bluegrass Committee	R		$ 5,000.00							
	Other	BRIDGE PAC	D		$ 5,000.00							
	Other	Congress. Black Caucus	NP		$ (2,500.00)							
	Other	Congress. Black Caucus	NP		$ 5,000.00							
	Other	Dem Cong. Camp. Cmte	D		$ 15,000.00							
	Other	Dem Sen. Camp. Cmte	D		$ 15,000.00							
	Other	Dem. AG Assn.	D	$ 50,000.00								
	Other	Dem. Governors Assn.	D	$ 400,000.00								
	Other	Dem. Leg. Camp. Cmte.	D	$ 12,000.00								
	Other	ERICPAC	R		$ 5,000.00							
	Other	GMA PAC	NP		$ 5,000.00							
	Other	IFA PAC	NP		$ 1,000.00							
	Other	Legpac	D		$ 5,000.00							
	Other	Nat'l Rep Cong. Cmte	R		$ 15,000.00							
	Other	Nat'l Rep Sen. Cmte	R		$ 15,000.00							
	Other	NDC PAC	NP		$ 5,000.00							
	Other	Pro Ad PAC	NP		$ 2,500.00							
	Other	Rep Majority Fund	R		$ 5,000.00							
	Other	Rep. Governors Assn.	R	$ 505,689.00								
	Other	Rep. State Leader. Cmte.	R	$ 85,000.00								
	Other	The Freedom Project	R		$ 5,000.00							
	Misc.	Bank Fees	NP		$ 115.65	$ 57.21	$ 200.35	$ 0.82	$ 1.09	$ 6.12	$ 24.92	$ 52.03
		TOTALS		$ 1,387,605.34	$ 499,615.65	$ 139,579.21	$ 90,000.35	$ 2,250.82	$ 11,701.09	$ 2,506.12	$ 43,974.92	$ 8,602.03

LOBBYING CONTRIBUTION REPORT

Clerk of the House of Representatives • Legislative Resource Center • B-106 Cannon Building • Washington, DC 20515
Secretary of the Senate • Office of Public Records • 232 Hart Building • Washington, DC 20510

1. FILER TYPE AND NAME

Type:
Organization Lobbyist

Organization Name:
THE COCA-COLA COMPANY

2. IDENTIFICATION NUMBERS

House Registrant ID:
30914

Senate Registrant ID:
9751

3. REPORTING PERIOD

Year:
2012
Mid-Year (January 1 - June 30)
Year-End (July 1 - December 31)
Amendment

4. CONTACT INFORMATION

Contact Name:
Mr.MATT ECHOLS

Email:
mechols@coca-cola.com

Phone:
2029732663

Address:
ONE COCA-COLA PLAZA
ATLANTA, GA 30313
USA

5. POLITICAL ACTION COMMITTEE NAMES

- THE COCA-COLA COMPANY NONPARTISAN COMMITTEE FOR GOOD GOVERNM

6. CONTRIBUTIONS

No Contributions

#1.

Contribution Type: FECA
Contributor Name: Self
Amount: $2,000.00
Date: 07/03/2012
Payee: Lynn Jenkins for Congress
Honoree: Rep. Lynn Jenkins

#2.

Contribution Type: FECA
Contributor Name: Self
Amount: $1,000.00
Date: 07/09/2012
Payee: Steve Cohen for Congress
Honoree: Rep. Stephen I. Cohen

#3.

Contribution Type: FECA
Contributor Name: Self
Amount: $2,000.00
Date: 07/09/2012
Payee: Tiberi for Congress
Honoree: Rep. Patrick J. Tiberi

#4.

Contribution Type:	Contributor Name:	Amount:	Date:
FECA	Self	$1,000.00	07/09/2012
Payee:	**Honoree:**		
John D. Dingell for Congress	Rep. John Dingell		

#5.

Contribution Type:	Contributor Name:	Amount:	Date:
FECA	Self	$1,000.00	07/13/2012
Payee:	**Honoree:**		
Rodney for Congress	Rep. Rodney L. Davis		

#6.

Contribution Type:	Contributor Name:	Amount:	Date:
FECA	Self	$2,500.00	07/13/2012
Payee:	**Honoree:**		
Upton for All of Us	Rep. Fredrick Stephen Upton		

#7.

Contribution Type:	Contributor Name:	Amount:	Date:
FECA	Self	$2,500.00	07/13/2012
Payee:	**Honoree:**		
Upton for All of Us	Rep. Fredrick Stephen Upton		

#8.

Contribution Type:	Contributor Name:	Amount:	Date:
FECA	Self	$2,500.00	07/16/2012
Payee:	**Honoree:**		
Team Demint	Sen. James Warren DeMint		

#9.

Contribution Type:	Contributor Name:	Amount:	Date:
FECA	Self	$2,500.00	07/16/2012
Payee:	**Honoree:**		
Kevin McCarthy for Congress	Rep. Kevin McCarthy		

#10.

Contribution Type:	Contributor Name:	Amount:	Date:
FECA	Self	$5,000.00	07/16/2012
Payee:	**Honoree:**		
Legpac	Sen. Benjamin L. Cardin		

#11.

Contribution Type:	Contributor Name:	Amount:	Date:
FECA	Self	$1,000.00	07/26/2012
Payee:	**Honoree:**		
Larson for Congress	Rep. John B. Larson		

#12.

Contribution Type: FECA
Contributor Name: Self
Amount: $3,000.00
Date: 07/26/2012
Payee: Friends of Sam Johnson
Honoree: Rep. Samuel Robert Johnson

#13.

Contribution Type: FECA
Contributor Name: Self
Amount: $1,000.00
Date: 07/26/2012
Payee: Shelley Moore Capito for Congress
Honoree: Rep. Shelley Moore Capito

#14.

Contribution Type: FECA
Contributor Name: Self
Amount: $2,000.00
Date: 07/31/2012
Payee: Volunteers for Shimkus
Honoree: Rep. John M. Shimkus

#15.

Contribution Type: FECA
Contributor Name: Self
Amount: $3,000.00
Date: 07/31/2012
Payee: Whitfield for Congress Committee
Honoree: Rep. Edward Whitfield

#16.

Contribution Type: FECA
Contributor Name: Self
Amount: $1,000.00
Date: 08/20/2012
Payee: Fleming for Congress
Honoree: Rep. John Calvin Fleming, Jr.

#17.

Contribution Type: FECA
Contributor Name: Self
Amount: $500.00
Date: 08/20/2012
Payee: Virginia Foxx for Congress
Honoree: Rep. Virginia Foxx

#18.

Contribution Type: FECA
Contributor Name: Self
Amount: $2,000.00
Date: 08/22/2012
Payee: Deb Fischer for US Senate, Inc
Honoree: Sen. Deb Fischer

#19.

Contribution Type: FECA
Contributor Name: Self
Amount: $1,000.00
Date: 08/22/2012
Payee: Becerra for Congress
Honoree: Rep. Xavier Becerra

#20.

Contribution Type:	Contributor Name:	Amount:	Date:
FECA	Self	$2,500.00	08/28/2012
Payee:	**Honoree:**		
Steve Chabot for Congress	Rep. Steve Chabot		

#21.

Contribution Type:	Contributor Name:	Amount:	Date:
FECA	Self	$1,500.00	08/28/2012
Payee:	**Honoree:**		
Virginia Foxx for Congress	Rep. Virginia Foxx		

#22.

Contribution Type:	Contributor Name:	Amount:	Date:
FECA	Self	$2,000.00	09/04/2012
Payee:	**Honoree:**		
Richard E. Neal for Congress Committee	Rep. Richard Edmund Neal		

#23.

Contribution Type:	Contributor Name:	Amount:	Date:
FECA	Self	$5,000.00	09/04/2012
Payee:	**Honoree:**		
Bluegrass Committee	Sen. Mitch McConnell		

#24.

Contribution Type:	Contributor Name:	Amount:	Date:
FECA	Self	$2,000.00	09/04/2012
Payee:	**Honoree:**		
Gibbs for Congress	Rep. Robert Brian Gibbs		

#25.

Contribution Type:	Contributor Name:	Amount:	Date:
FECA	Self	$3,000.00	09/04/2012
Payee:	**Honoree:**		
Brady for Congress	Rep. Kevin Brady		

#26.

Contribution Type:	Contributor Name:	Amount:	Date:
FECA	Self	$2,000.00	09/12/2012
Payee:	**Honoree:**		
Matheson for Congress	Rep. James David Matheson		

#27.

Contribution Type:	Contributor Name:	Amount:	Date:
FECA	Self	$2,000.00	09/12/2012
Payee:	**Honoree:**		
Ted Cruz for Senate	Sen. Rafael Edward Cruz		

#28.

Contribution Type: FECA
Contributor Name: Self
Amount: $1,000.00
Date: 09/13/2012
Payee: Thomas Massie for Congress
Honoree: Rep. Thomas H. Massie

#29.

Contribution Type: FECA
Contributor Name: Self
Amount: $1,000.00
Date: 09/13/2012
Payee: Collins for Congress
Honoree: Rep. Douglas Allen Collins

#30.

Contribution Type: FECA
Contributor Name: Self
Amount: $5,000.00
Date: 09/13/2012
Payee: Cleaver for Congress
Honoree: Rep. Emanuel Cleaver, II

#31.

Contribution Type: FECA
Contributor Name: Self
Amount: $1,000.00
Date: 09/13/2012
Payee: Cleaver for Congress
Honoree: Rep. Emanuel Cleaver, II

#32.

Contribution Type: FECA
Contributor Name: Self
Amount: $2,000.00
Date: 09/13/2012
Payee: Texans for Senator John Cornyn, Inc.
Honoree: Sen. John Cornyn, III

#33.

Contribution Type: FECA
Contributor Name: Self
Amount: $2,500.00
Date: 09/13/2012
Payee: Mike Crapo for US Senate
Honoree: Sen. Michael D. Crapo

#34.

Contribution Type: FECA
Contributor Name: Self
Amount: $1,000.00
Date: 09/13/2012
Payee: Mike McIntyre for Congress
Honoree: Rep. Mike McIntyre

#35.

Contribution Type: FECA
Contributor Name: Self
Amount: $2,000.00
Date: 09/17/2012
Payee: McCaskill for Missouri 2012
Honoree: Sen. Claire Conner McCaskill

#36.

Contribution Type: FECA
Contributor Name: Self
Amount: $5,000.00
Date: 09/17/2012
Payee: Stabenow for US Senate
Honoree: Sen. Deborah Stabenow

#37.

Contribution Type: FECA
Contributor Name: Self
Amount: $1,000.00
Date: 09/13/2012
Payee: Friends of Elizabeth Etsy
Honoree: Rep. Elizabeth Etsy

#38.

Contribution Type: FECA
Contributor Name: Self
Amount: $2,000.00
Date: 09/20/2012
Payee: Tommy Thompson for Senate, Inc
Honoree: Tommy G Thompson

#39.

Contribution Type: FECA
Contributor Name: Self
Amount: $500.00
Date: 09/20/2012
Payee: Friends of Dave Reichert
Honoree: Rep. David G. Reichert

#40.

Contribution Type: FECA
Contributor Name: Self
Amount: $500.00
Date: 09/21/2012
Payee: People for Derek Kilmer
Honoree: Rep. Derek Kilmer

#41.

Contribution Type: FECA
Contributor Name: Self
Amount: $500.00
Date: 09/21/2012
Payee: Re-Elect Tim Griffin for Congress Committee
Honoree: Rep. John Timothy Griffin

#42.

Contribution Type: FECA
Contributor Name: Self
Amount: $2,000.00
Date: 09/21/2012
Payee: Crowley for Congress
Honoree: Rep. Joseph Crowley

#43.

Contribution Type: FECA
Contributor Name: Self
Amount: $2,000.00
Date: 09/21/2012
Payee: Scott Brown for US Senate Committee, Inc
Honoree: Scott Philip Brown

#44.

Contribution Type: FECA
Contributor Name: Self
Amount: $1,000.00
Date: 09/27/2012
Payee: Tim Walz for US Congress
Honoree: Rep. Timothy J. Walz

#45.

Contribution Type: FECA
Contributor Name: Self
Amount: $1,000.00
Date: 09/27/2012
Payee: Pompeo for Congress, Inc.
Honoree: Rep. Michael Richard Pompeo

#46.

Contribution Type: FECA
Contributor Name: Self
Amount: $1,000.00
Date: 09/28/2012
Payee: Adrian Smith for Congress
Honoree: Rep. Adrian M. Smith

#47.

Contribution Type: FECA
Contributor Name: Self
Amount: $1,000.00
Date: 09/28/2012
Payee: Schock for Congress
Honoree: Rep. Aaron Schock

#48.

Contribution Type: FECA
Contributor Name: Self
Amount: $1,000.00
Date: 09/28/2012
Payee: Yarmuth for Congress
Honoree: Rep. John A. Yarmuth

#49.

Contribution Type: FECA
Contributor Name: Self
Amount: $1,000.00
Date: 09/28/2012
Payee: Friends of Dennis Ross
Honoree: Rep. Dennis A. Ross

#50.

Contribution Type: FECA
Contributor Name: Self
Amount: $2,500.00
Date: 09/28/2012
Payee: Bob Casey for Senate, Inc
Honoree: Sen. Robert P. Casey, Jr.

#51.

Contribution Type:	Contributor Name:	Amount:	Date:
FECA	Self	$1,000.00	10/03/2012

Payee: Chambliss for Senate
Honoree: Sen. C. Saxby Chambliss

#52.

Contribution Type:	Contributor Name:	Amount:	Date:
FECA	Self	$500.00	10/05/2012

Payee: Friends of Elizabeth Etsy
Honoree: Rep. Elizabeth Etsy

#53.

Contribution Type:	Contributor Name:	Amount:	Date:
FECA	Self	$1,000.00	10/05/2012

Payee: Charles Boustany, Jr, Md for Congress, Inc.
Honoree: Rep. Charles W. Boustany, Jr.

#54.

Contribution Type:	Contributor Name:	Amount:	Date:
FECA	Self	$1,000.00	10/16/2012

Payee: Titus for Congress
Honoree: Rep. Alice C. Dina Titus

#55.

Contribution Type:	Contributor Name:	Amount:	Date:
FECA	Self	$1,000.00	10/16/2012

Payee: People for Derek Kilmer
Honoree: Rep. Derek Kilmer

#56.

Contribution Type:	Contributor Name:	Amount:	Date:
FECA	Self	$1,000.00	10/16/2012

Payee: Friends of Scott Desjarlais
Honoree: Rep. Scott Eugene DesJarlais

#57.

Contribution Type:	Contributor Name:	Amount:	Date:
FECA	Self	$3,000.00	10/16/2012

Payee: Lucas for Congress
Honoree: Rep. Frank D. Lucas

#58.

Contribution Type:	Contributor Name:	Amount:	Date:
FECA	Self	$1,000.00	10/16/2012

Payee: Vern Buchanan for Congress
Honoree: Rep. Vernon Buchanan

#59.

Contribution Type: FECA
Contributor Name: Self
Amount: $1,000.00
Date: 10/16/2012
Payee: Mike Rogers for Congress
Honoree: Rep. Michael Dennis Rogers

#60.

Contribution Type: FECA
Contributor Name: Self
Amount: $1,000.00
Date: 10/16/2012
Payee: Horsford for Congress
Honoree: Rep. Steven Alexzander Horsford

#61.

Contribution Type: FECA
Contributor Name: Self
Amount: $1,000.00
Date: 10/16/2012
Payee: Jim Renacci for Congress
Honoree: Rep. James B. Renacci

#62.

Contribution Type: FECA
Contributor Name: Self
Amount: $1,000.00
Date: 10/16/2012
Payee: Canseco for Congress
Honoree: Francisco Raul Canseco

#63.

Contribution Type: FECA
Contributor Name: Self
Amount: $1,000.00
Date: 10/16/2012
Payee: Lungren for Congress
Honoree: Daniel E. Lungren

#64.

Contribution Type: FECA
Contributor Name: Self
Amount: $1,000.00
Date: 10/16/2012
Payee: Brian Bilbray for Congress
Honoree: Brian P. Bilbray

#65.

Contribution Type: FECA
Contributor Name: Self
Amount: $1,000.00
Date: 10/16/2012
Payee: Bass Victory Committee
Honoree: Charles F. Bass

#66.

Contribution Type: FECA
Contributor Name: Self
Amount: $1,000.00
Date: 10/16/2012
Payee: Friends of Frank Guinta
Honoree: Frank Guinta

#67.

Contribution Type: FECA
Contributor Name: Self
Amount: $1,000.00
Date: 10/16/2012
Payee: Strickland for Congress 2012
Honoree: Tony Strickland

#68.

Contribution Type: FECA
Contributor Name: Self
Amount: $1,000.00
Date: 10/16/2012
Payee: Friends of Kelly Ayotte
Honoree: Sen. Kelly A. Ayotte

#69.

Contribution Type: FECA
Contributor Name: Self
Amount: $1,000.00
Date: 10/16/2012
Payee: Scott Brown for US Senate Committee, Inc
Honoree: Scott Philip Brown

#70.

Contribution Type: FECA
Contributor Name: Self
Amount: $2,500.00
Date: 10/16/2012
Payee: Professionals in Advertising Political Action Committee
Honoree: Professionals in Advertising Political Action Committee

#71.

Contribution Type: FECA
Contributor Name: Self
Amount: $2,500.00
Date: 10/22/2012
Payee: Dave Camp for Congress
Honoree: Rep. David Lee Camp

#72.

Contribution Type: FECA
Contributor Name: Self
Amount: $2,000.00
Date: 10/29/2012
Payee: Menendez for Senate
Honoree: Sen. Robert Menendez

#73.

Contribution Type: FECA
Contributor Name: Self
Amount: $3,000.00
Date: 10/29/2012
Payee: Manchin for West Virginia
Honoree: Sen. Joe Manchin, III

#74.

Contribution Type: FECA
Contributor Name: Self
Amount: $2,000.00
Date: 10/29/2012
Payee: McCaskill for Missouri 2012
Honoree: Sen. Claire Conner McCaskill

#75.

Contribution Type: FECA
Contributor Name: Self
Amount: $1,000.00
Date: 10/29/2012
Payee: Castro for Congress
Honoree: Rep. Joaquin Castro

#76.

Contribution Type: FECA
Contributor Name: Self
Amount: $1,000.00
Date: 10/29/2012
Payee: Georgians for Isakson
Honoree: Sen. Johnny Isakson

#77.

Contribution Type: FECA
Contributor Name: Self
Amount: $1,000.00
Date: 10/30/2012
Payee: Committee to Elect Michelle Lujan Grisham
Honoree: Rep. Michelle Lujan Grisham

#78.

Contribution Type: FECA
Contributor Name: Self
Amount: $2,000.00
Date: 11/05/2012
Payee: Martin Heinrich for Senate
Honoree: Sen. Martin Heinrich

#79.

Contribution Type: FECA
Contributor Name: Self
Amount: $5,000.00
Date: 11/13/2012
Payee: Charles Boustany Jr. Md. for Congress, Inc.
Honoree: Rep. Charles W. Boustany

#80.

Contribution Type: FECA
Contributor Name: Self
Amount: $1,000.00
Date: 11/13/2012
Payee: International Franchise Association Franchising Political Action Committee
Honoree: International Franchise Association Franchising Political Action Committee

#81.

Contribution Type: FECA
Contributor Name: Self
Amount: $1,000.00
Date: 11/26/2012

Payee: Friends of Kelly Ayotte
Honoree: Sen. Kelly A. Ayotte

#82.

Contribution Type: FECA
Contributor Name: Self
Amount: $1,000.00
Date: 12/07/2012
Payee: Georgians for Isakson
Honoree: Sen. Johnny Isakson

#83.

Contribution Type: FECA
Contributor Name: Self
Amount: $3,000.00
Date: 12/14/2012
Payee: Hatch Election Committee
Honoree: Sen. Orrin G. Hatch

#84.

Contribution Type: FECA
Contributor Name: Self
Amount: $2,500.00
Date: 12/14/2012
Payee: Friends of Mike Lee, Inc
Honoree: Sen. Michael Sumway Lee

7. Comments

8. Certification and Signature

☐ I certify that I have read and am familiar with the provisions of the Standing Rules of the Senate and the Standing rules of the House of Representatives relating to the provision of gifts and travel. I have not provided, requested or directed a gift, including travel, to a Member of Congress or an officer or employee of either House of Congress with knowledge that receipt of the gift would violate rule XXXV of the Standing Rules of the Senate or rule XXV of the Rules of the House of Representatives during this filing period.

Clerk of the House of Representatives Legislative Resource Center B-106 Cannon Building Washington, DC 20515 http://lobbyingdisclosure.house.gov	Secretary of the Senate Office of Public Records 232 Hart Building Washington, DC 20510 http://www.senate.gov/lobby

LOBBYING REPORT

Lobbying Disclosure Act of 1995 (Section 5) **- All Filers Are Required to Complete This Page**

1. Registrant Name ☑ Organization/Lobbying Firm ☐ Self Employed Individual

THE COCA-COLA COMPANY

2. Address ☐ **Check if different than previously reported**

Address1 ONE COCA-COLA PLAZA Address2

City ATLANTA State GA Zip Code 30313 - Country USA

3. Principal place of business (if different than line 2)

City State Zip Code - Country

4a. Contact Name: Mr. MATT ECHOLS

b. Telephone Number ☐ International Number: (202) 973-2663

c. E-mail: mechols@coca-cola.com

5. Senate ID#: 9751-12

7. Client Name ☑ *Self* ☐ *Check if client is a state or local government or instrumentality*

THE COCA-COLA COMPANY

6. House ID#: 309140000

TYPE OF REPORT

8. Year 2012 Q1 (1/1 - 3/31) ☐ Q2 (4/1 - 6/30) ☐ Q3 (7/1-9/30) ☐ Q4 (10/1 - 12/31) ☑

9. Check if this filing amends a previously filed version of this report ☐

10. Check if this is a Termination Report ☐ Termination Date ________ 11. No Lobbying Issue Activity ☐

INCOME OR EXPENSES - YOU MUST complete either Line 12 or Line 13

12. Lobbying

INCOME relating to lobbying activities for this reporting period was:

Less than $5,000 ☐

$5,000 or more ☐ $ ________

Provide a good faith estimate, rounded to the nearest $10,000, of all lobbying related income from the client (including all payments to the registrant by any other entity for lobbying activities on behalf of the client).

13. Organizations

EXPENSE relating to lobbying activities for this reporting period were:

Less than $5,000 ☐

$5,000 or more ☑ **$** 976,609.49

14. REPORTING Check box to indicate expense accounting method. See instructions for description of options.

☑ **Method A.** Reporting amounts using LDA definitions only

☐ **Method B.** Reporting amounts under section 6033(b)(8) of the Internal Revenue Code

☐ **Method C.** Reporting amounts under section 162(e) of the Internal Revenue Code

Signature **Digitally Signed By: Matt Echols** **Date** **01/20/2013**

Printed Name and Title Matt Echols, VP, Corporate Government Relations

v6.0.3a

Registrant	THE COCA-COLA COMPANY	Client Name	THE COCA-COLA COMPANY

LOBBYING ACTIVITY. Select as many codes as necessary to reflect the general issue areas in which the registrant engaged in lobbying on behalf of the client during the reporting period. Using a separate page for each code, provide information as requested. Add additional page(s) as needed.

15. General issue area code AGR Agriculture (one per page)

16. Specific lobbying issues

Promote choice and fairness in the guidelines of the Supplemental Nutrition Assistance Program (SNAP) and oppose policies that single out certain food and beverage items available to purchase under SNAP.
Monitor nutrition standards in the National Schools Lunch and School Beverage Programs and educate policy makers on Company's voluntary efforts to reduce calories from beverages in schools.

17. House(s) of Congress and Federal agencies ☐ Check if None

U.S. HOUSE OF REPRESENTATIVES, U.S. SENATE, Agriculture - Dept of (USDA)

18. Name of each individual who acted as a lobbyist in this issue area

First Name	Last Name	Suffix	Covered Official Position (if applicable)	New
Ryan	Guthrie		Office of Rep. Baron Hill, 1999-2004, 2007-2009	☐
Matt	Echols		Office of Rep. Saxby Chambliss, 1995-1998	☐
				☐
				☐
				☐
				☐
				☐
				☐
				☐

19. Interest of each foreign entity in the specific issues listed on line 16 above ☑ Check if None

Printed Name and Title **Matt Echols, VP, Corporate Government Relations**

Registrant THE COCA-COLA COMPANY Client Name THE COCA-COLA COMPANY

LOBBYING ACTIVITY. Select as many codes as necessary to reflect the general issue areas in which the registrant engaged in lobbying on behalf of the client during the reporting period. Using a separate page for each code, provide information as requested. Add additional page(s) as needed.

15. General issue area code HCR Health Issues (one per page)

16. Specific lobbying issues

Promote active healthy lifestyles, obesity prevention and additional funding for physical education programs.
Oppose programs and legislation that discriminate against specific foods and beverages.

17. House(s) of Congress and Federal agencies ☐ Check if None

U.S. HOUSE OF REPRESENTATIVES, U.S. SENATE, Agriculture - Dept of (USDA)

18. Name of each individual who acted as a lobbyist in this issue area

First Name	Last Name	Suffix	Covered Official Position (if applicable)	New
Ryan	Guthrie		Office of Rep. Baron Hill, 1999-2004, 2007-2009	☐
Matt	Echols		Office of Rep. Saxby Chambliss, 1995-1998	☐
				☐
				☐
				☐
				☐
				☐
				☐
				☐

19. Interest of each foreign entity in the specific issues listed on line 16 above ☑ Check if None

Printed Name and Title **Matt Echols, VP, Corporate Government Relations**

Registrant THE COCA-COLA COMPANY Client Name THE COCA-COLA COMPANY

LOBBYING ACTIVITY. Select as many codes as necessary to reflect the general issue areas in which the registrant engaged in lobbying on behalf of the client during the reporting period. Using a separate page for each code, provide information as requested. Add additional page(s) as needed.

15. General issue area code BEV Beverage Industry (one per page)

16. Specific lobbying issues

Oppose proposals that restrict or ban the sale of certain size beverage containers.
Highlight Company and industry voluntary energy drink guideline programs to promote responsible marketing and consumption of energy drinks.

17. House(s) of Congress and Federal agencies ☐ Check if None

U.S. HOUSE OF REPRESENTATIVES, U.S. SENATE, White House Office

18. Name of each individual who acted as a lobbyist in this issue area

First Name	Last Name	Suffix	Covered Official Position (if applicable)	New
Ryan	Guthrie		Office of Rep. Baron Hill, 1999-2004, 2007-2009	☐
				☐
				☐
				☐
				☐
				☐
				☐
				☐
				☐

19. Interest of each foreign entity in the specific issues listed on line 16 above ☑ Check if None

Printed Name and Title Matt Echols, VP, Corporate Government Relations

LOBBYING ACTIVITY. Select as many codes as necessary to reflect the general issue areas in which the registrant engaged in lobbying on behalf of the client during the reporting period. Using a separate page for each code, provide information as requested. Add additional page(s) as needed.

15. General issue area code TAX Taxation/Internal Revenue Code (one per page)

16. Specific lobbying issues

Support international and domestic tax reform for U.S.-based multi-national companies.
Promote creation of national standards for employee state tax obligations (HR 1864 Mobile Workforce Act and S. 3485).
Promote extension of expired tax provisions.

17. House(s) of Congress and Federal agencies ☐ Check if None

U.S. HOUSE OF REPRESENTATIVES, U.S. SENATE

18. Name of each individual who acted as a lobbyist in this issue area

First Name	Last Name	Suffix	Covered Official Position (if applicable)	New
Kathleen	Black		Rep. S Johnson 2001-2009; Sen. Snowe 2009-2011	☐
Matt	Echols		Office of Rep. Chambliss, 1995-1998	☐
				☐
				☐
				☐
				☐
				☐
				☐
				☐

19. Interest of each foreign entity in the specific issues listed on line 16 above ☑ Check if None

Printed Name and Title **Matt Echols, VP, Corporate Government Relations**

Registrant THE COCA-COLA COMPANY Client Name THE COCA-COLA COMPANY

LOBBYING ACTIVITY. Select as many codes as necessary to reflect the general issue areas in which the registrant engaged in lobbying on behalf of the client during the reporting period. Using a separate page for each code, provide information as requested. Add additional page(s) as needed.

15. General issue area code TRD Trade (Domestic/Foreign) (one per page)

16. Specific lobbying issues

Promote permanent normal trade relations with Russia.
Seek to enact flavorings standards on goods within the Trans-Pacific Partnership.

17. House(s) of Congress and Federal agencies ☐ Check if None

U.S. HOUSE OF REPRESENTATIVES, U.S. SENATE, U.S. Trade Representative (USTR)

18. Name of each individual who acted as a lobbyist in this issue area

First Name	Last Name	Suffix	Covered Official Position (if applicable)	New
Kathleen	Black		Rep. S Johnson 2001-2009; Sen. Snowe 2009-2011	☐
Matt	Echols		Office of Rep. Chambliss, 1995-1998	☐
				☐
				☐
				☐
				☐
				☐
				☐
				☐

19. Interest of each foreign entity in the specific issues listed on line 16 above ☑ Check if None

Printed Name and Title Matt Echols, VP, Corporate Government Relations

v6.0.3a

Registrant THE COCA-COLA COMPANY Client Name THE COCA-COLA COMPANY

LOBBYING ACTIVITY. Select as many codes as necessary to reflect the general issue areas in which the registrant engaged in lobbying on behalf of the client during the reporting period. Using a separate page for each code, provide information as requested. Add additional page(s) as needed.

15. General issue area code ENV Environment/Superfund (one per page)

16. Specific lobbying issues

Promote creation of a low cost loan structure program for water infrastructure - Water Infrastructure Financing and Innovation Authority (WIFIA).
Oppose legislation that would tax bottled and canned beverages to pay for waste water treatment and water infrastructure upgrades.

17. House(s) of Congress and Federal agencies ☐ Check if None

U.S. HOUSE OF REPRESENTATIVES, U.S. SENATE, Environmental Protection Agency (EPA)

18. Name of each individual who acted as a lobbyist in this issue area

First Name	Last Name	Suffix	Covered Official Position (if applicable)	New
Janine	Kellner			☐
Matt	Echols		Office of Rep. Chambliss, 1995-1998	☐
				☐
				☐
				☐
				☐
				☐
				☐
				☐

19. Interest of each foreign entity in the specific issues listed on line 16 above ☑ Check if None

Printed Name and Title **Matt Echols, VP, Corporate Government Relations**

Registrant THE COCA-COLA COMPANY Client Name THE COCA-COLA COMPANY

LOBBYING ACTIVITY. Select as many codes as necessary to reflect the general issue areas in which the registrant engaged in lobbying on behalf of the client during the reporting period. Using a separate page for each code, provide information as requested. Add additional page(s) as needed.

15. General issue area code | LBR | Labor Issues/Antitrust/Workplace | (one per page)

16. Specific lobbying issues

Promote Company's commitment to hire at least 800 veterans in the U.S. in 2012.

17. House(s) of Congress and Federal agencies ☐ Check if None

U.S. HOUSE OF REPRESENTATIVES

18. Name of each individual who acted as a lobbyist in this issue area

First Name	Last Name	Suffix	Covered Official Position (if applicable)	New
Norman	Ross			☐
Matt	Echols		Office of Rep. Chambliss, 1995-1998	☐
				☐
				☐
				☐
				☐
				☐
				☐
				☐

19. Interest of each foreign entity in the specific issues listed on line 16 above ☑ Check if None

Printed Name and Title **Matt Echols, VP, Corporate Government Relations**

Registrant THE COCA-COLA COMPANY Client Name THE COCA-COLA COMPANY

Information Update Page - Complete ONLY where registration information has changed.

20. Client new address

Address

City State Zip Code - Country

21. Client new principal place of business (if different than line 20)

City State Zip Code - Country

22. New General description of client's business or activities

LOBBYIST UPDATE

23. Name of each previously reported individual who is no longer expected to act as a lobbyist for the client

	First Name	Last Name	Suffix				
1				3			
2				4			

ISSUE UPDATE

24. General lobbying issue that no longer pertains

AFFILIATED ORGANIZATIONS

25. Add the following affiliated organization(s)

Internet Address:

Name	Address Street Address City State/Province Zip Country	Principal Place of Business (city and state or country)
		City State Country City State Country

26. Name of each previously reported organization that is no longer affiliated with the registrant or client

1 2 3

FOREIGN ENTITIES

27. Add the following foreign entities

Name	Address Street Address City State/Province Country	Principal place of business (city and state or country)	Amount of contribution for lobbying activities	Ownership percentage in client
		City State Country		%

28. Name of each previously reported foreign entity that no longer owns, or controls, or is affiliated with the registrant, client or affiliated organization

1 3 5

2 4 6

Printed Name and Title Matt Echols, VP, Corporate Government Relations

v6.0.3a

The Coca-Cola Company 2012 Trade Association Memberships

Annual payment over $3,000,000

American Beverage Association

Annual payment between $2,000,000 and $3,000,000

Grocery Manufacturers Association

Annual payment between $500,000 and $600,000

National Restaurant Association

Annual payment between $300,000 and $400,000

Georgia Beverage Association

Annual payment between $200,000 and $300,000

Business Roundtable
International Foodservice Manufacturers Association

Annual payment between $100,000 and $200,000

Association for Convenience and Fuel Retailing
Association of National Advertisers
California/Nevada Soft Drink Association
Food Marketing Institute
National Automatic Merchandising Association
Texas Soft Drink Association
US Chamber of Commerce
Washington Beverage Association

Annual payment between $0 and $100,000

Alabama Beverage Association
Flavor Extract Manufacturers Association
Florida Beverage Association
Illinois Beverage Association
Juice Products Association
Louisiana Soft Drink Association
Massachusetts Beverage Association
Michigan Soft Drink Association
Minnesota Soft Drink Association
National Association of Chain Drug Stores
National Grocers Association
National Retail Federation
Ohio Soft Drink Association
Oregon Soft Drink Association
Retail Industry Leaders Association
Tennessee Soft Drink Association
The Hoosier Beverage Association

The Coca-Cola Company

Notice of 2013 Annual Meeting of Shareowners and Proxy Statement


Coca-Cola
Coca-Cola
zero
Diet
Coke

Wednesday, April 24, 2013 at 9:30 a.m., local time

Cobb Galleria Centre, Two Galleria Parkway, Atlanta, Georgia 30339

Public Policy Engagement

Public policy affects the Company's business, its people and the communities where it does business. Through engagement, the Company seeks to responsibly use its resources to advance public policy that is consistent with the sustainability of its business and Company values.

Pursuant to the Company's political contributions policy, contributions are based on several criteria, including legal compliance, Board and management oversight, public policy support and public transparency. The Company's political contributions policy and a report of U.S. political contributions from our Company and from associate-funded programs, which include The Coca-Cola Company Nonpartisan Committee for Good Government and various other state political action committees, can be viewed on our Company website, *www.coca-colacompany.com*, by clicking on "Investors" and then "Public Policy Engagement".

Sustainability

It remains a long-standing priority of the Company to operate in an environmentally and socially responsible manner. We are continuing to embed sustainability-minded innovations into every aspect of our business, including sourcing ingredients, increasing beverage options, aspiring to be water neutral and recovering packages for recycling. In addition, our strong pay for performance philosophy awards executives in a way that motivates them to operate the Company's business in a profitable and sustainable manner. Additionally, our executives are measured across the six areas highlighted in the Company's 2020 Vision, which include people, portfolio, partners, planet, profit and productivity.

To learn more about the Company's sustainability efforts, please view our 2011/2012 Sustainability Report on the Company's website, by visiting *www.coca-colacompany.com/sustainabilityreport*. For additional information about the Company's executive compensation policies and programs see the Compensation Discussion and Analysis beginning on page 48.

Communication with the Board of Directors

The Board has established a process to facilitate communication by shareowners and other interested parties with Directors. Communications can be addressed to Directors in care of the Office of the Secretary, The Coca-Cola Company, P.O. Box 1734, Atlanta, Georgia 30301 or by e-mail to *shareownerservices@na.ko.com*. At the direction of the Board, all mail received may be opened and screened for security purposes. All mail, other than trivial, obscene, unduly hostile, threatening, illegal or similarly unsuitable items will be forwarded. Trivial items will be delivered to the Directors at the next scheduled Board meeting. Mail addressed to a particular Director will be forwarded or delivered to that Director. Mail addressed to "Outside Directors" or "Non-Employee Directors" will be forwarded or delivered to the Chairman of the Committee on Directors and Corporate Governance. Mail addressed to the "Board of Directors" will be forwarded or delivered to the Chairman of the Board.

Codes of Business Conduct

The Company has adopted a Code of Business Conduct for Non-Employee Directors. In addition, the Company has adopted a Code of Business Conduct applicable to the Company's employees, including the Named Executive Officers. Our associates, bottling partners, suppliers, customers and consumers can ask questions about our Code and other ethics and compliance issues, or report potential violations, through EthicsLine, a global Internet and telephone information and reporting service. The Codes of Business Conduct and information about EthicsLine are available on the Company's website located at *www.coca-colacompany.com*, by clicking on "Investors" and then "Corporate Governance". In the event the Company amends or waives any of the provisions of the Code of Business Conduct applicable to our principal executive officer, principal financial officer or controller that relates to any element of the definition of "code of ethics" enumerated in Item 406(b) of Regulation S-K under the 1934 Act, the Company intends to disclose these actions on the Company's website.